FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 28, 2000

REGISTRATION NO. 333-91629         INVESTMENT COMPANY ACT NO. 811-09705

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                     AND/OR
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                         Pre-Effective Amendment No. 1


         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 7 SUB-ACCOUNTS)
                           (Exact Name of Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (Name of Depositor)

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
              (Address of Depositor's Principal Executive Offices)

                                 (203) 926-1888
                         (Depositor's Telephone Number)

                    M. PRISCILLA PANNELL, CORPORATE SECRETARY
                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
               (Name and Address of Agent for Service of Process)

                                    Copy To:
                            T. RICHARD KENNEDY, ESQ.
                                 GENERAL COUNSEL
         ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484 (203) 925-6922

                Approximate Date of Proposed Sale to the Public:

MAY 1, 2000 OR AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

It is proposed that this filing become effective: (check appropriate space)

 __ immediately upon filing pursuant to paragraph (b) of Rule 485
 __ on  __________ pursuant to paragraph (b) of Rule 485
 __ 60 days after filing pursuant to paragraph (a) (i) of Rule 485 X_ on May 1, 2000 pursuant to paragraph (a) (i) of Rule 485
 __ 75 days after filing pursuant to paragraph (a) (ii) of Rule 485
 __ on ______________pursuant to paragraph (a)(ii) of Rule 485

If appropriate,  check the following box:

__ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
================================================================================
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          PROPOSED               PROPOSED
                                                          MAXIMUM                 MAXIMUM

                                    AMOUNT                OFFERING              AGGREGATE               AMOUNT OF

        TITLE OF SECURITIES          TO BE                 PRICE                 OFFERING             REGISTRATION
          TO BE REGISTERED        REGISTERED              PER UNIT                 PRICE                   FEE

------------------------------------------------------------------------------------------------------------------------------------

   American Skandia Life Assurance

    Corporation Annuity Contracts Indefinite*            Indefinite*                                       $0

====================================================================================================================================
          *Pursuant to Rule 24f-2 of the Investment Company Act of 1940

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Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's fiscal year 1999 was filed within 90 days of the close of the fiscal year.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOMES EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
VIA (Class 7)


VIA II n4 cr

                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                       Prospectus Heading

1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                         Glossary of Terms

3.            Synopsis or Highlights                              What are Some of the Key Features of the Annuity?
                                                                   Highlights, Summary of Contract Fees and Charges

4.            Condensed Financial Information                                 Condensed Financial Information About
                                                                                                 Separate Account B

5.            General Description of Registrant, Depositor                                 Who Is American Skandia?
              and Portfolio Companies                                                   What Are Separate Accounts?

6.            Deductions                                                      Summary of Contract Fees and Charges,
                                                                                                   Fees and Charges

7.            General Description of Variable Annuity Contracts               Highlights, Purchasing Your Annuity,

8.            Annuity Period                                            Managing Your Annuity, Access to Cash Value

9.            Death Benefit                                                                        Annuity Benefits

10.           Purchases and Contract Value                           Purchasing Your Annuity, Managing Your Annuity
                                                                                               Access to Cash Value

11.           Redemptions                                                                      Access to Cash Value

12.           Taxes                                                                              Tax Considerations

13.           Legal Proceedings                                                                      Not Applicable

14.           Table of Contents of the Statement of Additional Information                   Available Information,
                                                                Contents of the Statement of Additional Information

                                                                                                        SAI Heading

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                       General Information Regarding American Skandia
                                                                                         Life Assurance Corporation

18.           Services                                                                         Independent Auditors

19.           Purchase of Securities Being Offered                          Noted in Prospectus under Managing Your
                                                                                                            Annuity

20.           Underwriters                                                       Principal Underwriter/Distribution

                                                            (Continued)


                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                             SAI Headings

21.           Calculation of Performance Data                                       Calculation of Performance Data

22.           Annuity Payments                                       Noted in Prospectus under Access to Cash Value

23.           Financial Statements                                                                       Appendix A

                                                                                                     Part C Heading

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                           Noted in Prospectus under Executive
                                                                                             Officers and Directors

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                                     Number of Contractowners

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings





                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                 One Corporate Drive, Shelton, Connecticut 06484


This Prospectus describes a single premium variable adjustable immediate annuity (the "Annuity") offered by American Skandia Life Assurance Corporation ("American Skandia", "we", "our" or "us"). The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. This Prospectus describes the important features of the Annuity and what you should consider before purchasing the Annuity. A Statement of Additional Information is also available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 39. The Annuity or certain of its investment options may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and/or regulations. Certain capitalized terms are either defined in the Glossary of Terms or in the context of the particular section of this Prospectus.


WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?


This Annuity is frequently used for retirement income. It is generally intended to be used to "roll-over" existing funds from an IRA, SEP-IRA, Roth IRA or a Tax Sheltered Annuity (or 403(b)). This Annuity may also be used in connection with retirement plans that do not qualify under the sections of the Code noted above. This Annuity also may be used as an annuitization or settlement option under any deferred annuity or life insurance policy issued by American Skandia. This Annuity allows you to invest your money in a number of variable investment options while receiving monthly payments from this Annuity.


WHAT ARE SOME OF THE KEY FEATURES OF THIS ANNUITY?

|X|  One premium.

|X|  Monthly payments that may increase, decrease, or remain the same.

|X|  Adjustable benefits.

|X|  First payment within 60 days of the date of issue.

|X|  Monthly payments over the life of the Annuitant after the first payment.

|X| Monthly payments are cushioned against market volatility using a special stabilization procedure.


|X| Several variable investment options. Each investment option is a Sub-Account of American Skandia Life Assurance Corporation Variable Account B (Class 7) or (Class 8) and invests in a corresponding underlying mutual fund portfolio. Currently, portfolios of American Skandia Trust, Montgomery Variable Series, Wells Fargo Variable Trust, Rydex Variable Trust, INVESCO Variable Investment Funds, Inc., Evergreen Variable Annuity Trust, and ProFund VP are available.

|X| Death Benefit options. After an Annuitant's death, the Annuity generally may provide Annuity Payments, or, alternatively, a lump sum, to the Beneficiary(ies).


|X| Optional Guarantee Feature. Monthly payments will not be less than a guaranteed payment amount while the Annuitant(s) is alive.

|X| Tax-free transfers between investment options. We also offer several programs that enable you to manage your Contract Value as your financial needs and investment performance change. Asset Allocation is required if you select the Optional Guarantee Feature.

HOW DO I PURCHASE THIS ANNUITY?

We sell this Annuity through licensed, registered financial professionals. We may require that you submit certain forms to us before we issue an Annuity, including evidence of the age of the Annuitant(s). The minimum Premium payment is $35,000. We may allow a lower minimum Premium payment if this Annuity is used as an annuitization or settlement option from a deferred annuity or a life insurance policy issued by American Skandia. No Annuitant may be greater than age 85 on the issue date of this Annuity.

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This annuity is NOT a deposit or an obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in this Annuity involves certain investment risks, including possible loss of principal.

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This annuity provides certain credits to the owner based on the age of the youngest annuitant, as described more fully on page 22. These credits are provided in lieu of varying the annuity's expenses to primarily reflect the expected different persistency rates of the owners' ages.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS. KEEP THEM FOR FUTURE REFERENCE.

                  FOR FURTHER INFORMATION CALL 1-800-752-6342.
Prospectus Dated: May 1, 2000
Statement of Additional Information Dated: May 1, 2000
VIA-PROS- (05/2000)                                                      VIAPROS

                                TABLE OF CONTENTS

GLOSSARY OF TERMS..................................................................................................................4


SUMMARY OF CONTRACT FEES AND CHARGES...............................................................................................6


Expense Examples...................................................................................................................9


HIGHLIGHTS........................................................................................................................10

   WHAT IS AN IMMEDIATE ANNUITY?..................................................................................................10
   WHAT IS A VARIABLE IMMEDIATE ANNUITY?..........................................................................................10
   WHY IS THIS VARIABLE IMMEDIATE ANNUITY ADJUSTABLE?.............................................................................10
   HOW DOES THIS ANNUITY GENERALLY DIFFER FROM OTHER VARIABLE IMMEDIATE ANNUITIES?................................................10
   HOW DOES THIS VARIABLE IMMEDIATE ANNUITY GENERALLY DIFFER FROM SYSTEMATIC WITHDRAWAL PROGRAMS?.................................10
   WHAT IS THE OPTIONAL GUARANTEE FEATURE?........................................................................................10

INVESTMENT OPTIONS................................................................................................................10

   WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?.............................................................10

FEES AND CHARGES..................................................................................................................20

   WHAT ARE THE ANNUITY FEES AND CHARGES?.........................................................................................20
   WHAT CHARGES ARE DEDUCTED BY THE SEPARATE ACCOUNT?.............................................................................20

PURCHASING YOUR ANNUITY...........................................................................................................21

   WHAT ARE THE REQUIREMENTS FOR PURCHASING THE ANNUITY?..........................................................................21
   MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?..................................................................................21
   WILL I RECEIVE CREDITS ON MY PREMIUM?..........................................................................................22

MANAGING YOUR ANNUITY.............................................................................................................22

   ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN SUB-ACCOUNTS?...........................................................22
   MAY I AUTHORIZE MY FINANCIAL REPRESENTATIVE TO MANAGE MY ACCOUNT?..............................................................23
   AM I REQUIRED TO PARTICPATE IN THE ASSET ALLOCATION PROGRAM?...................................................................23
   DO YOU OFFER ANY OTHER AUTOMATIC REBALANCING PROGRAMS?.........................................................................24

ACCESS TO CASH VALUE..............................................................................................................24

   MAY I SURRENDER ALL OR PART OF MY ANNUITY?.....................................................................................24
   WHAT IF MY INHERITANCE PERIOD IS ZERO, MAY I STILL MAKE A FULL OR PARTIAL SURRENDER?...........................................24

ANNUITY BENEFITS..................................................................................................................25

   HOW DO WE CALCULATE YOUR ANNUITY PAYMENT?......................................................................................25
   CAN I CHANGE THE CASH VALUE TRIGGER?...........................................................................................26
   CAN YOU ILLUSTRATE HOW ANNUITY PAYMENTS ARE MADE?..............................................................................27
   WHEN ARE ANNUITY PAYMENTS MADE?................................................................................................29
   MAY I CONVERT ANNUITY PAYMENTS TO FIXED PAYMENTS?..............................................................................29
   WHO RECEIVES THE ANNUITY PAYMENT?..............................................................................................29
   WHAT HAPPENS WHEN THE ANUITANT DIES?...........................................................................................29
   WHAT HAPPENS WHEN THE OWNER DIES?..............................................................................................29
   WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?..............................................................................29
   IF ANNUITY PAYMENTS ARE TO BE PAID TO A BENEFICIARY, WHAT DETERMINES THE ANNUITY PAYMENT EACH MONTH AND HOW LONG WILL THE
   ANNUITY PAYMENTS BE PAID TO THE BENEFICIARY?...................................................................................29
   WHAT DOCUMENTATION IS REQUIRED TO RECEIVE ANNUITY PAYMENTS?....................................................................30
   PAYMENTS AND PAYEES............................................................................................................30

TAX CONSIDERATIONS................................................................................................................30

   WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?...............................................................30
   TAXATION OF AMERICAN SKANDIA AND THE SEPARATE ACCOUNT?.........................................................................30
   HOW ARE IMMEDIATE ANNUITIES TREATED UNDER THE TAX CODE?........................................................................31
   HOW ARE ANNUITY PAYMENTS TAXED?................................................................................................31
   HOW ARE DISTRIBUTIONS OTHER THAN ANNUITY PAYMENTS TAXED?.......................................................................31
   ARE THERE TAX CONSIDERATIONS FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?........................................32
   HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?..........................................................................33
   GENERAL TAX CONSIDERATIONS.....................................................................................................33

GENERAL INFORMATION...............................................................................................................34

   HOW WILL I RECEIVE STATEMENTS AND REPORTS?.....................................................................................34
   WHO IS AMERICAN SKANDIA?.......................................................................................................34
   WHAT ARE SEPARATE ACCOUNTS?....................................................................................................35
   MODIFICATION...................................................................................................................35
   WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?.................................................................................36
   VOTING RIGHTS..................................................................................................................36
   MATERIAL CONFLICTS.............................................................................................................36
   TRANSFERS, ASSIGNMENTS OR PLEDGES..............................................................................................36
   DEFERRAL OF TRANSACTIONS.......................................................................................................36
   WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?.........................................................................36
   PERFORMANCE RELATED INFORMATION................................................................................................37
   AVAILABLE INFORMATION..........................................................................................................38
   HOW TO CONTACT US..............................................................................................................39
   INDEMNIFICATION................................................................................................................39
   CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............................................................................39

                                GLOSSARY OF TERMS

Many terms used within this Prospectus are described within the text where they appear.

ANNUITANT is the person(s) upon whose life(s) the Annuity is issued.

ANNUITY is the contract(s) or group certificate(s) offered pursuant to this Prospectus.

ANNUITY DATE is the date Annuity Payments are to begin.


ANNUITY PAYMENTS are the periodic payments due during the life of the Annuitant and any payments due for the benefit of a Beneficiary(ies) after the Annuitant's death.


ANNUITY  PAYMENT  AMOUNT is the dollar amount of each Annuity  Payment.  Annuity
Payment  Amounts  can vary each month but cannot  decrease  while  there is Cash
Value.

ANNUITY PAYMENT DATE is the date each month Annuity Payments are payable. This date is the same day of the month as the Annuity Date which may be any date chosen by you between the 1st and the 28th day of the month following the 30th day after issue of the Annuity. The Annuity Payment Date may not be changed on or after the Issue Date.


ANNUITY YEARS are continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

BENEFICIARY(IES) is the person(s) who may receive death proceeds or guaranteed payment under this Annuity when there is no longer a living Annuitant(s). Unless otherwise specified, the Beneficiary refers to all persons designated as such for your Annuity.

CASH VALUE is the present value of the number of units scheduled to fund the Annuity's benefits over the remaining Inheritance Period multiplied by the then current Unit Value. The discount rate used to determine the present value is the Benchmark Rate.

CODE is the Internal Revenue Code of 1986, as amended from time to time.


CONTRACT VALUE is the value of each allocation to a Sub-Account, plus any earnings and any adjustments made based on whether the Annuitant(s) is alive and/or less any losses, distributions, and charges thereon. Contract Value is determined separately for each Sub-Account, and then totaled to determine the Contract Value for your Annuity. The Contract Value is always more than the Cash Value.


CREDITS are an amount we add to your Contract Value at the time the net Premium is allocated to a Sub-Account.

GUARANTEED ANNUITY PAYMENT AMOUNT is the guaranteed minimum amount payable each Annuity Payment Date before the Inheritance Date. This amount is reduced proportionately by any partial surrender. This guaranteed amount is only available if the Optional Guarantee Feature is selected.

INHERITANCE DATE is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary. If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.

INHERITANCE PERIOD is a variable period of time during which Annuity Payments are due whether or not the Annuitant is still alive.

ISSUE DATE is the effective date of your Annuity.


NET INVESTMENT PERFORMANCE is the investment performance of the Units in each Sub-Account.


OPTIONAL GUARANTEE FEATURE is the option chosen by you to guarantee that while the Annuitant is alive, the Annuity Payment Amount will not be less than the Guaranteed Annuity Payment Amount.

OWNER is either an entity or person who may exercise the ownership rights provided under the Annuity. If a certificate representing interests in a group annuity contract is issued, the rights, benefits, and requirements of, and the events relating to, an Owner, as described in this Prospectus, will be your rights as participant in such group annuity contract. Unless otherwise specified, Owner refers to all persons or entities designated as such for your Annuity.

PORTFOLIO is a mutual fund or a series of a mutual fund in which the Sub-Account where you have chosen to allocate your Contract Value invests. When you allocate Contract Value to a Sub-Account, you are a beneficial owner of Portfolio shares and have a right to vote on matters that pertain to the Portfolio.


PREMIUM is cash consideration at or before the Issue Date you give to us for certain rights, privileges, and benefits in relation to our obligations under the Annuity.


SEPARATE ACCOUNT is an account owned by us where we allocate assets in relation to our obligations pursuant to the Annuity.

SUB-ACCOUNT is a division of a Separate Account where you chose to allocate your Contract Value.


UNITS are the measure used to determine benefits for a given Sub-Account under this Annuity. When you choose a Sub-Account the portion of the Net Premium you allocate to that investment, or the portion of the Contract Value you transferred into that investment at some later date, is converted into Units.

UNIT VALUE is the measure we use to determine the performance of a Sub-Account. It is the value of each Unit as of each Valuation Day. It also reflects the investment experience of the Portfolio minus any insurance charges and charges for taxes.


VALUATION DAY is any day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires securities to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"we", "us", "our" or "the Company" means American Skandia Life Assurance Corporation.

"you" or "your" means the Owner.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and expenses we charge for the Annuity. Some charges are assessed directly against your Annuity while other charges are deducted daily by us from the Separate Account. The Separate Account charges an asset-based Insurance Charge, which is the combination of a mortality and expense risk charge and a charge for administration of the Annuity. We assess a state tax charge (if applicable) against your Premium at the time it is applied to the Annuity. We may assess a Transfer Fee for transfers over a maximum number per year. Each Portfolio assesses a charge for investment management and for other expenses. A summary is provided on the following page. The prospectus for each Portfolio provides more detailed information about the expenses for the Portfolios. All these fees and expenses are described in more detail within this Prospectus.

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                            Your Transaction Expenses
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                                Amount Deducted/
   Fee/Expense                  Description Of Charge                                            When Deducted
------------------------------- ----------------------------------------------------------------- ----------------------------------

   Tax Charge              Currently ranges from 0% to 3 1/2%, depending on the applicable       At the time Premium is applied
                           jurisdiction and usage of the Annuity
------------------------------- ----------------------------------------------------------------- ----------------------------------
    Annual Maintenance Fee                                    None                                           Not Applicable
------------------------------- ----------------------------------------------------------------- ----------------------------------
         Transfer Fee                                        $10.00                             After the 20th transfer each Annuity
                                                                                                                  Year


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                                                  Annual Expenses of the Sub-Accounts
                                 (as a percentage of the average daily net assets of the Sub-Accounts)
------------------------------------------------------------------------------------------------------------------------------------
   Mortality & Expense Risk
            Charge                                           1.10%
                                                                                                                  Daily

    Administration Charge                                    0.15%

 Total Annual Expenses of the           1.25% per year of the value of each Sub-Account
        Sub-Accounts*
------------------------------- ----------------------------------------------------------------- ----------------------------------
* The  combination of the Mortality and Expense Risk Charges and  Administration
Charge is referred to as the "Insurance Charge" elsewhere in this prospectus.

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                                Annual  Expenses  of the  Sub-Accounts  with the
                                 Optional  Guarantee Feature (as a percentage of
                                 the   average   daily   net   assets   of   the
                                 Sub-Accounts)

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   Mortality & Expense Risk
            Charge                                           2.10%
                                                                                                                  Daily

    Administration Charge                                    0.15%

 Total Annual Expenses of the           2.25% per year of the value of each Sub-Account
        Sub-Accounts*
------------------------------- ----------------------------------------------------------------- ----------------------------------
* The  combination of the Mortality and Expense Risk Charges and  Administration
Charge is referred to as the "Insurance Charge" elsewhere in this prospectus.


------------------------------------------------------------------------------------------------------------------------------------
                            Portfolio Annual Expenses

                                     (as a percentage of the average net assets of the Portfolios)
------------------------------------------------------------------------------------------------------------------------------------

Below are the investment management fees, other expenses, and the total annual expenses for each Portfolio as of December 31, 1999. The total annual expenses are the sum of the investment management fee and other expenses. Each figure is stated as a percentage of the Portfolio's average daily net assets. For certain of the Portfolios, a portion of the management fee is being waived and/or other expenses are being partially reimbursed. "N/A" indicates that no portion of the management fee and/or other expenses is being waived and/or reimbursed. Any footnotes about expenses appear after the list of all the Portfolios. Those
Portfolios  whose name  includes  the prefix  "AST" are  portfolios  of American
Skandia Trust. The Portfolio information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

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                                           Underlying Mutual Fund Portfolio Annual Expenses
                               (as a percentage of the average net assets of the underlying Portfolios)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------
                                                    Management     Other          Estimated    Total Annual   Fee          Net
                                                       Fees         Expenses    Distribution    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                               and Service    Operating    and           Fund
                                                                                   (12b-1)       Expenses    Expense       Operating
                                                                                  Fees (1)                   Reimbursement  Expenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------
American Skandia Trust:

  AST Founders Passport                               1.00%          0.29%          0.00%         1.29%          N/A         1.29%
  AST AIM International Equity                        0.87%          0.31%          0.04%         1.22%          N/A         1.22%
  AST American Century International Growth           1.00%          0.50%          0.00%         1.50%          N/A         1.50%
  AST MFS Global Equity (3)                           1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST Kemper Small-Cap Growth                         0.95%          0.19%          0.03%         1.17%          N/A         1.17%
  AST Lord Abbett Small Cap Value                     0.95%          0.29%          0.00%         1.24%          N/A         1.24%
  AST T. Rowe Price Small Company Value               0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST Janus Mid-Cap Growth (4)                        1.00%          0.22%          0.04%         1.26%          N/A         1.26%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.23%          0.04%         1.17%          N/A         1.17%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.23%          0.12%         1.25%          N/A         1.25%
  AST Alger All-Cap Growth(5)                         0.95%          0.22%          0.06%         1.23%          N/A         1.23%
  AST T. Rowe Price Natural Resources                 0.90%          0.26%          0.01%         1.17%          N/A         1.17%
  AST Alliance Growth                                 0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST MFS Growth (3)                                  0.90%          0.45%          0.00%         1.35%          N/A         1.35%
  AST Marsico Capital Growth                          0.90%          0.18%          0.04%         1.12%          N/A         1.12%
  AST JanCap Growth                                   0.90%          0.14%          0.01%         1.05%         0.04%        1.01%
  AST Sanford Bernstein Managed Index 500             0.60%          0.19%          0.00%         0.79%          N/A         0.79%
  AST Cohen & Steers Realty                           1.00%          0.27%          0.02%         1.29%          N/A         1.29%
  AST American Century Income & Growth                0.75%          0.23%          0.00%         0.98%          N/A         0.98%
  AST Alliance Growth and Income                      0.75%          0.18%          0.08%         1.01%         0.01%        1.00%
  AST MFS Growth with Income (3)                      0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.18%          0.04%         0.97%          N/A         0.97%
  AST AIM Balanced                                    0.74%          0.26%          0.02%         1.02%          N/A         1.02%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.22%          0.00%         1.07%          N/A         1.07%
  AST T. Rowe Price Global Bond                       0.80%          0.31%          0.00%         1.11%          N/A         1.11%
  AST Federated High Yield                            0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.21%          0.00%         0.86%          N/A         0.86%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

Montgomery Variable Series:

  Emerging Markets                                    1.25%          0.50%            N/A         1.75%         0.00%        1.75%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------
                                                    Management     Other          Estimated    Total Annual   Fee          Net
                                                       Fees         Expenses    Distribution    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                               and Service    Operating    and           Fund
                                                                                   (12b-1)       Expenses    Expense       Operating
                                                                                  Fees (1)                   Reimbursement  Expenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------
Wells Fargo Variable Trust:

  Equity Value                                        0.55%          0.37%          0.25%          1.17%         0.17%        1.00%

Rydex Variable Trust:

  Nova                                                 0.75%         0.80%           None          1.55%         0.00%        1.55%
  Ursa                                                 0.90%         0.83%           None          1.73%         0.00%        1.73%
  OTC                                                  0.75%         0.80%           None          1.55%         0.00%        1.55%

INVESCO Variable Investment Funds, Inc.:

  Technology                                           0.75%         0.78%           None          1.53%         0.21%        1.32%
  Health Sciences                                      0.75%         2.11%           None          2.86%         1.37%        1.49%
  Financial Services                                   0.75%         1.75%           None          2.50%         1.09%        1.41%
  Telecommunications                                   0.75%         0.55%           None          1.30%         0.02%        1.28%
  Dynamics                                             0.75%         1.53%           None          2.28%         0.99%        1.29%

Evergreen Variable Annuity Trust:

  Global Leaders (6)                                   0.95%         0.25%            N/A          1.20%         0.19%        1.01%
  Special Equity (6)                                   1.36%         2.35%            N/A          3.71%         2.68%        1.03%

ProFund VP:

  Europe 30                                            0.75%         1.39%           0.25%         2.39%         0.61%        1.78%
  UltraSmallCap                                        1.53%         1.53%           0.25%         2.53%         0.83%        1.70%
  UltraOTC                                             0.75%         0.97%           0.25%         1.97%         0.32%        1.65%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ ----------

1 American Skandia Trust (the "Trust") adopted a Distribution Plan (the "Distribution Plan") under Rule 12b-1 of the Investment Company Act of 1940 to permit an affiliate of the Trust's Investment Manager to receive brokerage commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these commissions to promote the sale of shares of such Portfolios. The staff of the Securities and Exchange Commission takes the position that commission amounts received under the Distribution Plan should be reflected as distribution expenses of the Portfolios. The Portfolios would pay the same or comparable commission amounts irrespective of the Distribution Plan; accordingly, total returns for the Portfolios are not expected to be adversely affected. The Distribution Fee estimates are derived from data regarding each Portfolio's brokerage transactions, and the proportions of such transactions directed to selling dealers, for the period ended December 31, 1999. However, it is not possible to determine with accuracy actual amounts that will be received under the Distribution Plan. Such amounts will vary based upon the level of a Portfolio's brokerage activity, the proportion of such activity directed under the Distribution Plan, and other factors.

2 The Investment Manager of American Skandia Trust has agreed to reimburse and/or waive fees for certain Portfolios until at least October 17, 2000. The caption "Total Annual Fund Operating Expenses" reflects the Portfolios' fees and expenses before such waivers and reimbursements, while the caption "Net Annual Fund Operating Expenses" reflects the effect of such waivers and reimbursements.

3 These Portfolios commenced operations on October 18, 1999. "Other Expenses" are based on estimated amounts for the fiscal year ending December 31, 2000.

4 This Portfolio commenced operations on May 1, 2000. "Other Expenses" are based on estimated amounts for the fiscal year ending December 31, 2000.

5 This Portfolio commenced operations as of December 30, 1999. "Other Expenses" shown are based on estimated amounts for the fiscal year ending December 31, 2000.

6 These portfolios commenced operations on September 30, 1999. Expenses have been estimated based upon current fund contracts.


Expense Examples

Below are examples showing what you would pay in expenses at the end of the stated time periods had you invested $1,000 in the Annuity and received a 5% annual return on assets. The examples also assume you are a 70 year old male, you did not receive any Credits, and you have not used the Annuity's conversion feature.

                                                         Without Optional Guarantee Feature       With Optional Guarantee Feature
-------------------------------------------------------
                                                     -------------------------------------------------------------------------------
                                                         With Surrender    Without Surrender    With Surrender     Without Surrender
------------------------------------------------------------------------------------------------------------------------------------
                                                     -------------------------------------------------------------------------------
Sub-Account                                            1 Year   3 Years    1 Year   3 Years    1 Year   3 Years    1 Year   3 Years
------------------------------------------------------------------------------------------------------------------------------------
AST Founders Passport                                    185      253        26        74       194       277        36       103
AST AIM International Equity                             185      251        25        72       193       275        35       101
AST American Century International Growth                187      260        28        80       196       284        38       109
AST MFS Global Equity                                    190      267        30        87       199       291        40       116
AST Kemper Small-Cap Growth                              184      250        24        70       193       274        35        99
AST Lord Abbett Small Cap Value                          185      252        25        72       193       276        35       101
AST T. Rowe Price Small Company Value                    183      248        24        68       192       272        34        98
AST Janus Mid-Cap Growth                                 185      253        25        73       194       277        35       102
AST Neuberger Berman Mid-Cap Growth                      184      250        24        70       193       274        35        99
AST Neuberger Berman Mid-Cap Value                       185      252        25        73       194       276        35       102
AST Alger All-Cap Growth                                 185      252        25        72       193       276        35       101
AST T. Rowe Price Natural Resources                      184      250        24        70       193       274        35        99
AST Alliance Growth                                      183      248        24        68       192       272        34        98
AST MFS Growth                                           186      255        26        75       195       279        36       105
AST Marsico Capital Growth                               184      248        24        69       192       272        34        98
AST JanCap Growth                                        182      245        23        65       191       269        33        95
AST Sanford Bernstein Managed Index 500                  180      239        20        59       189       263        31        88
AST Cohen & Steers Realty                                185      253        26        74       194       277        36       103
AST American Century Income & Growth                     182      244        22        65       191       268        33        94
AST Alliance Growth and Income                           182      245        23        65       191       269        33        94
AST MFS Growth with Income                               185      252        25        72       193       276        35       101
AST INVESCO Equity Income                                182      244        22        64       191       268        32        93
AST AIM Balanced                                         183      246        23        66       191       270        33        95
AST American Century Strategic Balanced                  183      248        24        68       192       272        34        97
AST T. Rowe Price Asset Allocation                       183      247        23        67       192       271        33        96
AST T. Rowe Price Global Bond                            183      248        24        68       192       272        34        98
AST Federated High Yield                                 182      243        22        63       190       267        32        92
AST PIMCO Total Return Bond                              181      240        21        60       189       264        31        89
AST PIMCO Limited Maturity Bond                          181      241        21        61       190       265        31        90
AST Money Market                                         178      233        19        53       187       257        29        82
Montgomery Emerging Markets                              190      267        30        87       199       291        40       116
WFVT Equity Value                                        182      245        23        65       191       269        33        94
Rydex Nova                                               188      261        28        81       197       285        38       111
Rydex Ursa                                               190      266        30        87       199       291        40       116
Rydex OTC                                                188      261        28        81       197       285        38       111
INVESCO VIF Technology                                   186      254        26        75       194       278        36       104
INVESCO VIF Health Services                              187      259        28        80       196       283        38       109
INVESCO VIF Financial Services                           187      257        27        77       195       281        37       106
INVESCO VIF Telecommunications                           185      253        25        73       194       277        36       102
INVESCO VIF Dynamics                                     185      253        26        74       194       277        36       103
Evergreen VA Global Leaders                              182      245        23        65       191       269        33        95
Evergreen VA Special Equity                              183      246        23        66       191       270        33        95
Profund VP Europe 30                                     190      268        31        88       199       292        41       117
Profund VP UltraSmall-Cap                                190      266        30        86       198       290        40       115
Profund VP UltraOTC                                      189      264        29        84       198       288        39       114
------------------------------------------------------------------------------------------------------------------------------------

HIGHLIGHTS

WHAT IS AN IMMEDIATE ANNUITY?

An immediate annuity begins making periodic payments to you within one year after the Issue Date. This Annuity begins making payments within 60 days of the Issue date.

WHAT IS A VARIABLE IMMEDIATE ANNUITY?

A variable immediate annuity is an immediate annuity where some or all of the benefits depend upon the performance of the Sub-Accounts and you assume the investment risk of such investment performance.

WHY IS THIS VARIABLE IMMEDIATE ANNUITY ADJUSTABLE?

This Annuity is adjustable because (a) we adjust the Inheritance Period and (b) there is an adjustment feature which can increase Annuity Payment Amounts if and when its Cash Value exceeds specified targets.

HOW DOES THIS ANNUITY GENERALLY DIFFER FROM OTHER VARIABLE IMMEDIATE ANNUITIES?

Most variable immediate annuities offer periodic payments that increase or decrease depending solely on the investment performance of one or more pools of underlying mutual fund portfolios. Changes to the Annuity Payment Amounts of this variable immediate annuity are designed to initially depend on changes to the Inheritance Period, which depend on the investment performance of one or more Portfolios..

We designed this Annuity to provide a "cushion" from volatile investment performance. As a result, negative investment performance does not automatically result in a decrease in the Annuity Payment Amount each month, and positive investment performance does not automatically result in an increase in the Annuity Payment Amount each month. Generally, other variable immediate annuities do not contain such a "cushion."

Many variable immediate annuities offer the option to assure payments for a "certain" period regardless of whether the Annuitant is alive. If that option is elected, that number of payments are reduced on a constant basis over time. In comparison, this Annuity automatically includes an Inheritance Period that looks like a "certain" period but does not change based solely on time. We set the Inheritance Period initially when an Annuity is issued. However, as opposed to most other variable immediate annuities, the Inheritance Period in this Annuity subsequently varies, based on the Net Investment Performance of the Annuity, the Annuity Payment Amounts being paid out, and the increasing age of the Annuitant. With each Annuity Payment, the remaining Inheritance Period can decrease by one month, more than one month, less than one month, or can even increase.

HOW DOES THIS VARIABLE IMMEDIATE ANNUITY GENERALLY DIFFER FROM SYSTEMATIC WITHDRAWAL PROGRAMS?

This variable immediate annuity offers a guarantee of income payments for life. This type of annuity contract is designed to transfer to an insurance company part of the risk of outliving one's assets. Generally, the insurer charges the purchaser for taking on the risk of this guarantee. The difference between this type of annuity contract and a systematic withdrawal program is that this guarantee and the tax advantages provided are not available with a program of systematic withdrawals.

WHAT IS THE OPTIONAL GUARANTEE FEATURE?

This variable immediate annuity offers a Optional Guarantee Feature that, if chosen, guarantees that the Annuity Payment Amount, while the Annuitant is alive, will not be less than the Guaranteed Annuity Payment Amount. We charge an additional amount for this feature (please refer to this Annuity's "Summary of Fees and Charges"). If you select this optional benefit, the Guaranteed Annuity Payment Amount will be available as of the Issue Date. Once selected, this feature remains part of your Annuity.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?


Each variable investment option is a Sub-Account of American Skandia Life Assurance Corporation Variable Account B (Class 7) or (Class 8) (see "What are Separate Accounts" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a short description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any underlying mutual fund portfolio will meet its investment objective.

The name of the advisor/sub-advisor for each Portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of American Skandia Trust. The investment manager for AST is American Skandia Investment Services, Inc. ("ASISI"), an affiliated company. However, a sub-advisor, as noted below, is engaged to conduct day-to-day investment decisions.

Some of the Portfolios available as Sub-accounts under the Annuity are managed by the same portfolio advisor or sub-advisor as a retail mutual fund that the Portfolio may have been modeled after at the Portfolio's inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the funds may be substantially similar, the actual investments made by the funds will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds.

If you select the Optional Guarantee Feature not all of the Portfolios are available to you. Information about which Portfolios are not available under the Optional Guarantee Feature is found on page 24.


------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ------------------------------------------------------------------------------------------
------------------------------  ------------------------------------------------------------------------------------------
                                 AST Money  Market:  seeks to  maximize  current      J.P. Morgan Investment Management
  CAPITAL                        income and maintain  high levels of  liquidity.                     Inc.
  PRESERVATION                   The  Portfolio   attempts  to  accomplish   its
                                 objective  by  maintaining  a   dollar-weighted
                                 average  maturity  of not more than 90 days and
                                 by investing in securities which have effective
                                 maturities of not more than 397 days.
------------------------------------------------------------------------------------------------------------------------------------
                                 AST  PIMCO  Limited  Maturity  Bond:  seeks  to     Pacific Investment Management
 SHORT-TERM BOND                 maximize   total   return    consistent    with                Company
                                 preservation of capital and prudent  investment
                                 management.  The  Portfolio  will  invest  in a
                                 diversified     portfolio    of    fixed-income
                                 securities of varying  maturities.  The average
                                 portfolio  duration of the Portfolio  generally
                                 will  vary  within  a one- to  three-year  time
                                 frame based on the  Sub-advisor's  forecast for
                                 interest rates.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST PIMCO Total Return Bond:  seeks to maximize     Pacific Investment Management
LONG-TERM                        total return  consistent  with  preservation of                Company
  BOND                           capital and prudent investment management.  The
                                 Portfolio   will   invest   in  a   diversified
                                 portfolio of fixed-income securities of varying
                                 maturities.  The average portfolio  duration of
                                 the  Portfolio  generally  will  vary  within a
                                 three-  to  six-year  time  frame  based on the
                                 Sub-advisor's forecast for interest rates.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST  Federated  High Yield:  seeks high current     Federated Investment Counseling
HIGH YIELD BOND                  income by investing  primarily in a diversified
                                 portfolio  of  fixed  income  securities.   The
                                 Portfolio  will  invest  at  least  65%  of its
                                 assets in  lower-rated  corporate  fixed income
                                 securities  ("junk bonds").  These fixed income
                                 securities   may  include   preferred   stocks,
                                 convertible  securities,   bonds,   debentures,
                                 notes,   equipment   lease   certificates   and
                                 equipment  trust  certificates.   A  fund  that
                                 invests  primarily in lower-rated  fixed income
                                 securities  will be subject to greater risk and
                                 share price  fluctuation  than a typical  fixed
                                 income fund, and may be subject to an amount of
                                 risk that is  comparable  to  or  greater  than
                                 many  equity funds.
------------------------------  ----------------------------------------------------------------------------------------------------
 GLOBAL BOND                     AST T. Rowe Price Global Bond: seeks to provide    Rowe Price-Fleming International, Inc.
                                 high  current  income  and  capital  growth  by
                                 investing  in  high-quality  foreign  and  U.S.
                                 government  bonds. The Portfolio will invest at
                                 least 65% of its total  assets in bonds  issued
                                 or   guaranteed   by  the   U.S.   or   foreign
                                 governments  or their  agencies  and by foreign
                                 authorities,   provinces  and   municipalities.
                                 Corporate  bonds  may  also be  purchased.  The
                                 Sub-advisor  bases its investment  decisions on
                                 fundamental  market factors,  currency  trends,
                                 and credit  quality.  The  Portfolio  generally
                                 invests in countries  where the  combination of
                                 fixed-income   returns  and  currency  exchange
                                 rates appears  attractive,  or, if the currency
                                 trend is  unfavorable,  where  the  Sub-advisor
                                 believes   that  the   currency   risk  can  be
                                 minimized  through  hedging.  The Portfolio may
                                 also  invest  up to 20% of  its  assets  in the
                                 aggregate in below investment-grade,  high-risk
                                 bonds ("junk bonds").
------------------------------  ----------------------------------------------------------------------------------------------------
ASSET ALLOCATION                 AST T. Rowe  Price  Asset  Allocation:  seeks a     T. Rowe Price Associates, Inc.
                                 high  level  of  total   return  by   investing
                                 primarily in a  diversified  portfolio of fixed
                                 income and  equity  securities.  The  Portfolio
                                 normally invests approximately 60% of its total
                                 assets  in equity  securities  and 40% in fixed
                                 income securities. The Sub-advisor concentrates
                                 common  stock   investments  in  larger,   more
                                 established  companies,  but the  Portfolio may
                                 include small and  medium-sized  companies with
                                 good growth prospects. The fixed income portion
                                 of  the  Portfolio  will  be  allocated   among
                                 investment  grade  securities,  high  yield  or
                                 "junk"   bonds,   foreign   high  quality  debt
                                 securities and cash reserves.
------------------------------  ----------------------------------------------------------------------------------------------------
BALANCED                         AST  AIM   Balanced:   seeks   to   provide   a     A I M Capital Management, Inc.
                                 well-diversified  portfolio of stocks and bonds
                                 that  will  produce  both  capital  growth  and
                                 current income.  The Portfolio attempts to meet
                                 its objective by investing, normally, a minimum
                                 of 30% and a maximum of 70% of its total assets
                                 in equity securities and a minimum of 30% and a
                                 maximum   of  70%  of  its   total   assets  in
                                 non-convertible     debt    securities.     The
                                 Sub-advisor  will  primarily   purchase  equity
                                 securities  for  growth  of  capital  and  debt
                                 securities for income purposes.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
BALANCED                         AST American Century Strategic Balanced:  seeks     American Century  Investment Management, Inc.
(Cont.)                          capital   growth  and   current   income.   The
                                 Sub-advisor  intends to maintain  approximately
                                 60%  of  the   Portfolio's   assets  in  equity
                                 securities and the remainder in bonds and other
                                 fixed income  securities.  Both the Portfolio's
                                 equity  and  fixed  income   investments   will
                                 fluctuate in value. The equity  securities will
                                 fluctuate  depending on the  performance of the
                                 companies that issued them,  general market and
                                 economic  conditions,  and investor confidence.
                                 The fixed income  investments  will be affected
                                 primarily by rising or falling  interest  rates
                                 and the credit quality of the issuers.
------------------------------  ----------------------------------------------------------------------------------------------------
EQUITY INCOME                    AST INVESCO Equity Income: seeks capital growth     INVESCO Funds Group, Inc.
                                 and  current  income  while   following   sound
                                 investment  practices.  The Portfolio  seeks to
                                 achieve   its   objective   by   investing   in
                                 securities   that  are   expected   to  produce
                                 relatively    high   levels   of   income   and
                                 consistent,   stable  returns.   The  Portfolio
                                 normally will invest at least 65% of its assets
                                 in dividend-paying  common and preferred stocks
                                 of domestic and foreign  issuers.  Up to 30% of
                                 the  Portfolio's  assets  may  be  invested  in
                                 equity  securities  that  do  not  pay  regular
                                 dividends.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST Alliance Growth and Income: seeks long-term     Alliance Capital Management L.P.
                                 growth of capital and income  while  attempting
                                 to  avoid  excessive   fluctuations  in  market
                                 value.  The  Portfolio  normally will invest in
                                 common stocks (and securities  convertible into
                                 common  stocks).  The  Sub-advisor  will take a
                                 value-oriented approach, in that it will try to
                                 keep  the   Portfolio's   assets   invested  in
                                 securities   that  are  selling  at  reasonable
                                 prices in relation to their  value.  The stocks
                                 that the Portfolio will normally  invest in are
                                 those of seasoned  companies  that are expected
                                 to  show  above-average  growth  and  that  the
                                 Sub-advisor  believes  are in  sound  financial
                                 condition.
                                 ---------------------------------------------------------------------------------------------------
                                 AST  American  Century  Income & Growth:  seeks      American Century Investment Management,  Inc.
                                 capital   growth  with  current   income  as  a
                                 secondary  objective.   The  Portfolio  invests
                                 primarily in common stocks that offer potential
GROWTH                           for capital  growth,  and may,  consistent with
                                 its investment objective, invest in stocks that
   &                             offer   potential  for  current   income.   The
INCOME                           Sub-advisor utilizes a quantitative  management
                                 technique  with a goal of  building  an  equity
                                 portfolio that provides better returns than the
                                 S&P 500 Index  without  taking  on  significant
                                 additional risk and while  attempting to create
                                 a dividend  yield that will be greater than the
                                 S&P 500 Index.
                                ----------------------------------------------------------------------------------------------------
                                 AST MFS Growth with  Income:  seeks  reasonable     Massachusetts Financial Services Company
                                 current income and long-term capital growth and
                                 income.  Under normal  market  conditions,  the
                                 Portfolio  invests  at least  65% of its  total
                                 assets in common stocks and related securities,
                                 such   as   preferred    stocks,    convertible
                                 securities and depositary receipts.  The stocks
                                 in which the Portfolio  invests  generally will
                                 pay  dividends.  While the Portfolio may invest
                                 in  companies  of  any  size,   the   Portfolio
                                 generally  focuses  on  companies  with  larger
                                 market  capitalizations  that  the  Sub-advisor
                                 believes have sustainable  growth prospects and
                                 attractive  valuations  based  on  current  and
                                 expected  earnings or cash flow.  The Portfolio
                                 may  invest  up to  20% of its  net  assets  in
                                 foreign securities.
------------------------------  ----------------------------------------------------------------------------------------------------
REAL ESTATE                      AST Cohen & Steers  Realty:  seeks to  maximize     Cohen & Steers Capital Management,
  (REIT)                         total return through  investment in real estate                                Inc.
                                 securities.    The   Portfolio    pursues   its
                                 investment    objective   by   seeking,    with
                                 approximately  equal  emphasis,  capital growth
                                 and current income. Under normal circumstances,
                                 the Portfolio will invest  substantially all of
                                 its  assets in the  equity  securities  of real
                                 estate companies,  i.e., a company that derives
                                 at  least   50%  of  its   revenues   from  the
                                 ownership, construction,  financing, management
                                 or sale of real estate or that has at least 50%
                                 of its  assets  in  real  estate.  Real  estate
                                 companies  may include  real estate  investment
                                 trusts or REITs.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
MANAGED INDEX                    AST Sanford  Bernstein Managed Index 500: seeks     Sanford C. Bernstein & Co., Inc.
                                 to   outperform   the  Standard  &  Poor's  500
                                 Composite  Stock Price Index (the "S&P 500(R)")
                                 through stock selection  resulting in different
                                 weightings  of common  stocks  relative  to the
                                 index.  The Portfolio will invest  primarily in
                                 the common stocks of companies  included in the
                                 S&P 500(R).  In seeking to  outperform  the S&P
                                 500, the Sub-advisor starts with a portfolio of
                                 stocks  representative  of the  holdings of the
                                 index.  It  then  uses  a  set  of  fundamental
                                 quantitative  criteria  that  are  designed  to
                                 indicate   whether  a  particular   stock  will
                                 predictably  perform  better or worse  than the
                                 S&P  500.   Based  on   these   criteria,   the
                                 Sub-advisor  determines  whether the  Portfolio
                                 should  over-weight,  under-weight  or  hold  a
                                 neutral  position in the stock  relative to the
                                 proportion  of  the  S&P  500  that  the  stock
                                 represents.  In addition,  the Sub-advisor also
                                 may  determine  that based on the  quantitative
                                 criteria,  certain equity  securities  that are
                                 not  included  in the S&P 500 should be held by
                                 the Portfolio.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST Alliance  Growth:  seeks long-term  capital     Alliance Capital Management  L.P.
                                 growth.  The Portfolio  invests at least 85% of
                                 its total assets in the equity  securities of a
                                 limited  number of large,  carefully  selected,
                                 high-quality  U.S.  companies  that are  judged
                                 likely to  achieve  superior  earnings  growth.
                                 Normally,   about  40-60   companies   will  be
                                 represented  in  the  Portfolio,  with  the  25
                                 companies   most   highly   regarded   by   the
                                 Sub-advisor usually constituting  approximately
                                 70% of the Portfolio's net assets.  An emphasis
                                 is  placed  on  identifying   companies   whose
                                 substantially    above   average    prospective
                                 earnings  growth  is  not  fully  reflected  in
                                 current market valuations.
                                 ---------------------------------------------------------------------------------------------------
                                 AST JanCap Growth: seeks growth of capital in a     Janus  Capital  Corporation
                                 manner  consistent  with  the  preservation  of
                                 capital.   Realization   of  income  is  not  a
                                 significant  investment  consideration  and any
                                 income realized on the Portfolio's investments,
                                 therefore,    will   be   incidental   to   the
                                 Portfolio's   objective.   The  Portfolio  will
                                 pursue its objective by investing  primarily in
                                 common stocks of companies that the Sub-advisor
                                 believes are experiencing  favorable demand for
                                 their products and services,  and which operate
                                 in  a  favorable   competitive  and  regulatory
                                 environment.  The Sub-advisor generally takes a
                                 "bottom up"  approach  to choosing  investments
LARGE CAP                        for  the   Portfolio.   In  other  words,   the
 EQUITY                          Sub-advisor   seeks  to   identify   individual
                                 companies with earnings  growth  potential that
                                 may not be recognized by the market at large.
                                ----------------------------------------------------------------------------------------------------
                                 AST  Marsico  Capital  Growth:   seeks  capital     Marsico Capital  Management,  LLC
                                 growth. Income realization is not an investment
                                 objective  and  any  income   realized  on  the
                                 Portfolio's  investments,  therefore,  will  be
                                 incidental to the  Portfolio's  objective.  The
                                 Portfolio   will   pursue  its   objective   by
                                 investing primarily in common stocks of larger,
                                 more   established   companies.   In  selecting
                                 investments for the Portfolio,  the Sub-advisor
                                 uses  an  approach  that  combines  "top  down"
                                 economic   analysis   with  "bottom  up"  stock
                                 selection.  The "top down" approach  identifies
                                 sectors,  industries  and companies that should
                                 benefit  from the  trends the  Sub-advisor  has
                                 observed.   The  Sub-advisor   then  looks  for
                                 individual   companies  with  earnings   growth
                                 potential  that  may not be  recognized  by the
                                 market at large.  This is  called  "bottom  up"
                                 stock selection.
                                ----------------------------------------------------------------------------------------------------
                                 AST MFS Growth:  seeks long-term capital growth     Massachusetts Financial Services
                                 and  future   income.   Under   normal   market                 Company
                                 conditions,  the Portfolio invests at least 80%
                                 of  its  total  assets  in  common  stocks  and
                                 related  securities,  such as preferred stocks,
                                 convertible securities and depositary receipts,
                                 of  companies  that  the  Sub-advisor  believes
                                 offer   better  than  average   prospects   for
                                 long-term  growth.  The  Sub-advisor  seeks  to
                                 purchase   securities  of  companies   that  it
                                 considers  well-run and poised for growth.  The
                                 Portfolio  may  invest  up to 35%  of  its  net
                                 assets in foreign securities.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
NATURAL RESOURCES                AST T.  Rowe  Price  Natural  Resources:  seeks     T. Rowe  Price Associates,  Inc.
                                 long-term  capital growth primarily through the
                                 common stocks of companies  that own or develop
                                 natural  resources  (such as  energy  products,
                                 precious metals, and forest products) and other
                                 basic   commodities.   The  Portfolio  normally
                                 invests  primarily  (at  least 65% of its total
                                 assets)  in  the   common   stocks  of  natural
                                 resource  companies whose earnings and tangible
                                 assets   could   benefit   from    accelerating
                                 inflation.  The  Portfolio  looks for companies
                                 that have the ability to expand production,  to
                                 maintain  superior   exploration  programs  and
                                 production  facilities,  and the  potential  to
                                 accumulate new resources.
------------------------------  ----------------------------------------------------------------------------------------------------
ALL-CAP                          AST  Alger  All-Cap  Growth:   seeks  long-term     Fred Alger Management, Inc.
 EQUITY                          capital growth. The Portfolio invests primarily
                                 in  equity   securities,   such  as  common  or
                                 preferred  stocks,  that  are  listed  on  U.S.
                                 exchanges  or in the  over-the-counter  market.
                                 The   Portfolio   may   invest  in  the  equity
                                 securities  of companies of all sizes,  and may
                                 emphasize either larger or smaller companies at
                                 a  given  time   based  on  the   Sub-advisor's
                                 assessment of  particular  companies and market
                                 conditions.
------------------------------  ----------------------------------------------------------------------------------------------------
                                AST  Janus  Mid-Cap   Growth:   seeks  long-term     Janus Capital Corporation
                                capital growth.  The Portfolio invests primarily
                                in common  stocks,  selected  for  their  growth
                                potential,  and normally invests at least 65% of
                                its equity assets in medium-sized companies. For
                                purposes   of   the   Portfolio,    medium-sized
                                companies are those whose market capitalizations
                                (measured at the time of investment) fall within
                                the range of  companies in the Standard & Poor's
                                MidCap  400  Index.  The  Sub-advisor  seeks  to
                                identify  individual   companies  with  earnings
                                growth  potential  that may not be recognized by
                                the market at large.
                                ----------------------------------------------------------------------------------------------------
                                 AST  Neuberger  Berman  Mid-Cap  Growth:  seeks     Neuberger Berman Management Incorporated
                                 capital growth. The Portfolio primarily invests
                                 in the  common  stocks  of  mid-cap  companies,
                                 i.e.,     companies    with    equity    market
                                 capitalizations   from  $300   million  to  $10
                                 billion   at  the  time  of   investment.   The
                                 Portfolio   is   normally   managed   using   a
                                 growth-oriented    investment   approach.   The
                                 Sub-advisor  looks for  fast-growing  companies
                                 that are in new or rapidly evolving industries.
                                 ---------------------------------------------------------------------------------------------------
                                 AST  Neuberger  Berman  Mid-Cap  Value:   seeks     Neuberger  Berman  Management Incorporated
                                 capital growth. The Portfolio primarily invests
                                 in the  common  stocks  of  mid-cap  companies.
                                 Under the Portfolio's value-oriented investment
                                 approach,    the    Sub-advisor    looks    for
                                 well-managed  companies  whose stock prices are
                                 undervalued  and that may rise in price  before
                                 other  investors  realize their worth.  Factors
                                 that the  Sub-advisor may use to identify these
                                 companies    include    strong    fundamentals,
                                 including   a  low   price-to-earnings   ratio,
                                 consistent  cash flow, and a sound track record
 MID-CAP EQUITY                  through   all  phases  of  the  market   cycle.
                                 ---------------------------------------------------------------------------------------------------
                                 INVESCO  Variable  Investment Funds - Dynamics:     INVESCO  Funds  Group, Inc.
                                 seeks  securities  that will  increase in value
                                 over the long term. The Portfolio  invests in a
                                 variety of  securities  which are  believed  to
                                 present  opportunities  for  capital  growth  -
                                 primarily  common stocks of companies traded on
                                 U.S.   securities   exchanges,   as   well   as
                                 over-the-counter. The Portfolio also may invest
                                 in preferred  stocks and debt  instruments that
                                 are convertible into common stocks,  as well as
                                 in securities of foreign companies. In general,
                                 the   Portfolio   invests  in   securities   of
                                 companies  in   industries   that  are  growing
                                 globally and usually avoids stocks of companies
                                 in cyclical,  mature or slow-growing industries
                                 or economic  sectors.  The  Portfolio  seeks to
                                 invest  in  stocks  of  leading   companies  in
                                 attractive  markets or industries,  or emerging
                                 leaders that have  developed a new  competitive
                                 advantage.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
MID-CAP EQUITY                   WFVT  Equity  Value:  seeks  long-term  capital     Wells Fargo Bank, N.A.
 (Cont.)                         appreciation.   The   Portfolio   pursues   its
                                 objective  by   investing   in  a   diversified
                                 portfolio    composed   primarily   of   equity
                                 securities    that   are    trading    at   low
                                 price-to-earnings  ratios,  as measured against
                                 the  stock  market  as a whole or  against  the
                                 individual  stock's  own price  history.  Under
                                 normal market conditions, the Portfolio invests
                                 primarily  in  common  stocks  of  both  large,
                                 well-established    companies    and    smaller
                                 companies with market capitalization  exceeding
                                 $50  million  at  the  time  of  purchase.  The
                                 Portfolio  may also invest in debt  instruments
                                 that may be converted into the common stocks of
                                 both U.S. and foreign companies.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST  Kemper  Small-Cap  Growth:  seeks  maximum     Scudder Kemper Investments,  Inc.
                                 growth of  investors'  capital from a portfolio
                                 primarily   of   growth   stocks   of   smaller
                                 companies.  At  least  65% of  the  Portfolio's
                                 total assets  normally  will be invested in the
                                 equity securities of smaller  companies,  i.e.,
                                 those  having a market  capitalization  of $1.5
                                 billion or less at the time of investment, many
                                 of which would be in the early  stages of their
                                 life  cycle.  The  Portfolio  seeks  attractive
                                 areas for  investment  that arise from  factors
                                 such as technological  advances,  new marketing
                                 methods,   and   changes  in  the  economy  and
                                 population. Because of the Portfolio's focus on
                                 the   stocks  of  smaller   growth   companies,
                                 investment   in  the   Portfolio   may  involve
                                 substantially  greater than average share price
                                 fluctuation and investment risk.
                                ----------------------------------------------------------------------------------------------------
SMALL CAP                        AST  Lord   Abbett   Small  Cap  Value:   seeks     Lord,  Abbett  &  Co.
 EQUITY                          long-term capital  appreciation.  The Portfolio
                                 will  seek its  objective  through  investments
                                 primarily   in  equity   securities   that  are
                                 believed to be undervalued in the  marketplace.
                                 The Portfolio  primarily  seeks  companies that
                                 are  small-sized,  based on the  value of their
                                 outstanding stock.  Specifically,  under normal
                                 circumstances,  at least 65% of the Portfolio's
                                 total assets will be invested in common  stocks
                                 issued by smaller,  less  well-known  companies
                                 (with  market  capitalizations  of less than $2
                                 billion)  selected on the basis of  fundamental
                                 investment  analysis.  The small capitalization
                                 companies  in  which  the  Portfolio  primarily
                                 invests  may  offer  significant   appreciation
                                 potential. However, smaller companies may carry
                                 more risk than larger companies.
                                ----------------------------------------------------------------------------------------------------
                                 AST T. Rowe Price Small Company Value: seeks to     T.  Rowe  Price   Associates,   Inc.
                                 provide  long-term  capital growth by investing
                                 primarily in  small-capitalization  stocks that
                                 appear to be  undervalued.  The Portfolio  will
                                 normally  invest  at  least  65% of  its  total
                                 assets in stocks and equity-related  securities
                                 of  small  companies  ($1  billion  or  less in
                                 market  capitalization).   Reflecting  a  value
                                 approach to investing,  the Portfolio will seek
                                 the stocks of  companies  whose  current  stock
                                 prices  do not  appear  to  adequately  reflect
                                 their  underlying  value as measured by assets,
                                 earnings,  cash  flow or  business  franchises.
                                 Investing in small companies  involves  greater
                                 risk of loss  than  is  customarily  associated
                                 with more established companies.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
SMALL CAP                        Evergreen  VA  Special  Equity:  seeks  capital     Meridian Investment Company
 EQUITY                          growth.  The  Portfolio  strives  to  provide a
 (Cont.)                         return  greater than broad stock market indices
                                 such as the Russell  2000(R)Index  by investing
                                 principally  in  a  diversified   portfolio  of
                                 common  stocks  of  domestic   companies.   The
                                 Portfolio's   investment  advisor   principally
                                 chooses   companies   which  it  expects   will
                                 experience  growth in earnings  and price,  and
                                 which have small market  capitalizations (under
                                 $1 billion) and medium  market  capitalizations
                                 (between  $1  billion  and  $5  billion).   The
                                 Portfolio  may also  invest in  companies  that
                                 have  large  market  capitalizations  (over  $5
                                 billion).
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST MFS Global  Equity:  seeks capital  growth.     Massachusetts Financial Services Company
                                 Under normal market  conditions,  the Portfolio
                                 invests  at least  65% of its  total  assets in
                                 common stocks and related  securities,  such as
                                 preferred  stock,  convertible  securities  and
                                 depositary   receipts,   of  U.S.  and  foreign
                                 issuers   (including   issuers  in   developing
                                 countries).  The Portfolio  generally  seeks to
                                 purchase    securities   of   companies    with
                                 relatively    large   market    capitalizations
                                 relative  to  the  market  in  which  they  are
                                 traded.
 GLOBAL EQUITY                  ----------------------------------------------------------------------------------------------------
                                 Evergreen VA Global  Leaders:  seeks to provide     Evergreen   Asset   Management   Corp.
                                 investors with long-term  capital  growth.  The
                                 Portfolio  normally invests as least 65% of its
                                 assets in a  diversified  portfolio of U.S. and
                                 non-U.S. equity securities of companies located
                                 in the world's major industrialized  countries.
                                 The Portfolio will invest in no less than three
                                 countries,  which may include the U.S., but may
                                 invest more than 25% of its total assets in one
                                 country. The Portfolio invests only in the best
                                 100  companies,   which  are  selected  by  the
                                 investment  advisor  based on  qualitative  and
                                 quantitative  criteria  such as high  return on
                                 equity,    consistent   earnings   growth   and
                                 established market presence.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 AST AIM  International  Equity:  seeks  capital     A I M  Capital Management, Inc.
                                 growth.   The  Portfolio   seeks  to  meet  its
                                 objective by investing,  normally, at least 70%
                                 of its assets in marketable  equity  securities
                                 of  foreign  companies  that  are  listed  on a
                                 recognized  foreign   securities   exchange  or
                                 traded  in a foreign  over-the-counter  market.
                                 The  Portfolio   will  normally   invest  in  a
                                 diversified  portfolio that includes  companies
                                 from at least four countries outside the United
                                 States, emphasizing countries of Western Europe
                                 and the Pacific Basin.
                                ----------------------------------------------------------------------------------------------------
                                 AST  American  Century   International  Growth:    American Century Investment Management,   Inc.
                                 seeks capital  growth.  The Portfolio will seek
                                 to  achieve   its   investment   objective   by
                                 investing  primarily  in equity  securities  of
                                 foreign companies that the Sub-advisor believes
                                 will increase in value over time.  Under normal
                                 conditions,  the Portfolio will invest at least
                                 65% of  its  assets  in  equity  securities  of
                                 issuers from at least three  countries  outside
                                 of the United States.  The  Sub-advisor  uses a
                                 growth  investment  strategy it developed  that
                                 looks for  companies  with earnings and revenue
                                 growth.  The Sub-advisor will consider a number
                                 of   other   factors   in   making   investment
                                 selections,   including   the   prospects   for
                                 relative  economic  growth  among  countries or
                                 regions,  economic  and  political  conditions,
                                 expected  inflation  rates,  currency  exchange
                                 fluctuations and tax considerations.
                                ----------------------------------------------------------------------------------------------------
INTERNATIONAL EQUITY             AST Founders  Passport:  seeks capital  growth.     Founders Asset Management LLC
                                 The  Portfolio  normally  invests  primarily in
                                 equity  securities  issued by foreign companies
                                 that  have  market  capitalizations  or  annual
                                 revenues   of  $1   billion   or  less.   These
                                 securities  may  represent  companies  in  both
                                 established and emerging  economies  throughout
                                 the  world.  At  least  65% of the  Portfolio's
                                 total  assets  normally  will  be  invested  in
                                 foreign  securities  representing  a minimum of
                                 three   countries.   Foreign   securities   are
                                 generally  considered to involve more risk than
                                 those  of U.S.  companies,  and  securities  of
                                 smaller  companies are generally  considered to
                                 be riskier than those of larger companies.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
INTERNATIONAL EQUITY             ProFund VP Europe 30:  seeks  daily  investment     ProFund Advisors LLC
       (Cont.)                   results that  correspond to the  performance of
                                 the ProFunds Europe Index.  The ProFunds Europe
                                 Index ("PEI") is a combined measure of European
                                 stock  performance  created  by the  investment
                                 advisor  from  the  leading  stock  indexes  of
                                 Europe's three largest  economies  giving equal
                                 weight to each index each day. The PEI averages
                                 the daily results of The Financial  Times Stock
                                 Exchange 100, The Deutsche  Aktienindex and the
                                 CAC-40.  The Portfolio  principally  invests in
                                 futures  contracts on stock indexes and options
                                 on futures contracts and financial  instruments
                                 such  as  equity  caps,  collars,   floors  and
                                 options  on  securities  and stock  indexes  of
                                 large capitalization,  widely traded,  European
                                 stocks.  The  Portfolio  invests  in  financial
                                 instruments   with  values  that   reflect  the
                                 performance  of stocks of  European  companies.
-----------------------------  -----------------------------------------------------------------------------------------------------
 EMERGING MARKETS                Montgomery  Variable Series - Emerging Markets:     Montgomery Asset Management,  LLC
                                 seeks capital appreciation,  which under normal
                                 conditions  it seeks by  investing at least 65%
                                 of its total  assets in  equity  securities  of
                                 companies in countries having emerging markets.
                                 Under  normal   conditions,   investments   are
                                 maintained  in at  least  six  emerging  market
                                 countries  at all times and no more than 25% of
                                 total  assets are  invested in any one emerging
                                 market country.
------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their investments  across particular  economic sectors.  However,  because  those  investments  are limited to a  comparatively narrow segment of the economy,  sector funds are generally not as diversified as most mutual  funds.  Sector funds tend to be more  volatile  than other types of funds.  The value of fund  shares  may go up and down more  rapidly  than  other funds.  Each sector of the economy may also have  different  regulatory or other risk factors that can cause greater fluctuations in the share price. Please read the  prospectus  for the  underlying  sector fund for further  details about the risks of the particular sector of the economy.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 INVESCO  Variable  Investment Funds - Financial     INVESCO  Funds Group,  Inc.
                                 Services:   seeks  capital  appreciation.   The
                                 Portfolio  normally invests at least 80% of its
                                 assets in the equity  securities  of  companies
                                 involved in the financial services sector. This
                                 sector includes,  among others, banks (regional
                                 and money-centers),  insurance companies (life,
                                 property  and  casualty,  and  multiline),  and
                                 investment and miscellaneous  industries (asset
                                 managers,       brokerage       firms,      and
                                 government-sponsored  agencies). The investment
                                 advisor seeks  companies  which it believes can
                                 grow their revenues and earnings  regardless of
                                 the  interest   rate   environment  -  although
                                 securities   prices   of   financial   services
                                 companies      generally      are      interest
                                 rate-sensitive.
SECTOR                          ----------------------------------------------------------------------------------------------------
                                 INVESCO  Variable  Investment  Funds  -  Health     INVESCO  Funds  Group,  Inc.
                                 Sciences:   seeks  capital  appreciation.   The
                                 Portfolio invests at least 80% of its assets in
                                 the  equity   securities   of  companies   that
                                 develop,  produce  or  distribute  products  or
                                 services   related   to  health   care.   These
                                 industries  include,  but are not  limited  to,
                                 medical equipment or supplies, pharmaceuticals,
                                 health care  facilities,  and applied  research
                                 and  development  of new  products or services.
                                 The  investment   advisor   attempts  to  blend
                                 well-established    healthcare    firms    with
                                 faster-growing,   more   dynamic   health  care
                                 companies,  which  have  new  products  or  are
                                 increasing   their  market  share  of  existing
                                 products.
------------------------------  ----------------------------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
            STYLE/                          INVESTMENT OBJECTIVES/POLICIES                         ADVISOR/
             TYPE                                                                                SUB-ADVISOR
------------------------------  ----------------------------------------------------------------------------------------------------
------------------------------  ----------------------------------------------------------------------------------------------------
                                 INVESCO Variable Investment Funds - Technology:      INVESCO Funds Group,  Inc.
                                 seeks  capital   appreciation.   The  Portfolio
                                 normally  invests at least 80% of its assets in
                                 the equity  securities of companies  engaged in
                                 technology-related  industries.  These include,
                                 but  are  not   limited   to,   communications,
                                 computers,  video,  electronics,  oceanography,
                                 office and factory automation,  and robotics. A
                                 core  portion of the  Portfolio's  holdings are
                                 invested in market-leading technology companies
                                 which  the  investment  advisor  believes  will
                                 maintain   or  improve   their   market   share
                                 regardless of overall conditions.
SECTOR                          ----------------------------------------------------------------------------------------------------
(Cont.)                          INVESCO    Variable    Investment    Funds    -      INVESCO Funds Group,  Inc.
                                 Telecommunications: seeks capital appreciation.
                                 The Portfolio  normally invests at least 80% of
                                 its   assets  in  the  equity   securities   of
                                 companies  that are  primarily  engaged  in the
                                 design, development, manufacture, distribution,
                                 or  sale   of   communications   services   and
                                 equipment,  and companies  that are involved in
                                 developing,    constructing,    or    operating
                                 communications      infrastructure     projects
                                 throughout the world, or in supplying equipment
                                 or    services   to   such    companies.    The
                                 telecommunications  sector  includes  companies
                                 that   offer   telephone   services,   wireless
                                 communications,    satellite    communications,
                                 television    and   movie    programming    and
                                 broadcasting.   Normally,  the  Portfolio  will
                                 invest at least 65% of its assets in  companies
                                 located in at least three different  countries,
                                 although U.S.  issuers will often  dominate the
                                 holdings.
------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP UltraOTC and UltraSmall-Cap portfolios and the Nova, Ursa and OTC portfolios  of the Rydex  Variable  Trust are  available  to all  Owners.  It is recommended  that only those  Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation strategies invest in these
portfolios.   There  can  be  no  assurance  that  any  financial  advisor  will successfully predict market fluctuations.
------------------------------  ----------------------------------------------------------------------------------------------------
                                 ProFund VP  UltraOTC:  seeks  daily  investment     ProFund Advisors LLC
                                 results  that  correspond  to twice  (200%) the
                                 performance  of the NASDAQ 100  Index(TM).  The
                                 Portfolio   principally   invests   in  futures
                                 contracts  on  stock  indexes  and  options  on
                                 futures  contracts  and  financial  instruments
                                 such  as  equity  caps,  collars,   floors  and
                                 options  on  securities  and stock  indexes  of
                                 large   capitalization    companies.   If   the
                                 Portfolio   is   successful   in  meeting   its
                                 objective,  it should gain approximately  twice
                                 as  much  as the  growth  oriented  NASDAQ  100
                                 Index(TM)  when the prices of the securities in
                                 that index rise on a given day and should  lose
                                 approximately  twice as much when  such  prices
                                 decline on that day.
                                ----------------------------------------------------------------------------------------------------
                                 ProFund   VP   UltraSmall-Cap:    seeks   daily     ProFund  Advisors LLC
                                 investment  results  that  correspond  to twice
                                 (200%) the  performance of the Russell  2000(R)
                                 Index.  The  Portfolio  principally  invests in
                                 futures  contracts on stock indexes and options
STRATEGIC OR TACTICAL            on futures contracts and financial  instruments
     ALLOCATION                  such  as  equity  caps,  collars,   floors  and
                                 options  on  securities  and stock  indexes  of
                                 diverse,  widely traded,  small  capitalization
                                 companies.  If the  Portfolio is  successful in
                                 meeting   its   objective,   it   should   gain
                                 approximately  twice  as  much  as  the  growth
                                 oriented  Russell 2000(R) Index when the prices
                                 of the securities in that index rise on a given
                                 day and should lose approximately twice as much
                                 when such prices decline on that day.
                                ----------------------------------------------------------------------------------------------------
                                 Rydex Variable  Trust - Nova:  seeks to provide     PADCO Advisors  II, Inc.
                                 investment  returns  that are 150% of the daily
                                 price  movement of the S&P 500 Composite  Stock
                                 Price  Index  by  investing  to  a  significant
                                 extent in  futures  contracts  and  options  on
                                 securities,   futures   contracts   and   stock
                                 indexes.  If the Portfolio  meets its objective
                                 the value of its shares  will tend to  increase
                                 by 150% of the daily  value of any  increase in
                                 the S&P 500 Index.  However,  when the value of
                                 the S&P 500  Index  declines,  the value of its
                                 shares  should  also  decrease  by  150% of the
                                 daily  value  of any  decrease  in the  S&P 500
                                 Index.
                                ----------------------------------------------------------------------------------------------------
                                 Rydex Variable  Trust - Ursa:  seeks to provide     PADCO Advisors II, Inc.
                                 investment    results   that   will   inversely
                                 correlate   (e.g.   be  the  opposite)  to  the
                                 performance  of the  S&P  500  Composite  Stock
                                 Price  Index  by  investing  to  a  significant
                                 extent in  futures  contracts  and  options  on
                                 securities,   futures   contracts   and   stock
                                 indexes.   The  Portfolio  will  generally  not
                                 invest in the  securities  included  in the S&P
                                 500 Index. If the Portfolio meets its objective
                                 the value of its shares  will tend to  increase
                                 when  the   value  of  the  S&P  500  Index  is
                                 decreasing.  However, when the value of the S&P
                                 500  Index  is  increasing,  the  value  of its
STRATEGIC OR TACTICAL            shares   should   decrease   by  an   inversely
     ALLOCATION                  proportional amount.
       (Cont.)                  ----------------------------------------------------------------------------------------------------
                                 Rydex  Variable  Trust - OTC:  seeks to provide     PADCO Advisors II, Inc.
                                 investment   results  that   correspond   to  a
                                 benchmark  for   over-the-counter   securities,
                                 currently   the   NASDAQ  100   Index(TM),   by
                                 investing  principally  in  the  securities  of
                                 companies included in that Index. The Portfolio
                                 may  also  invest  in other  instruments  whose
                                 performance  is expected to  correspond to that
                                 of the Index,  and may  engage in  futures  and
                                 options  transactions.  If the Portfolio  meets
                                 its objective the value of its shares will tend
                                 to  increase  by the amount of the  increase in
                                 the NASDAQ  100  Index(TM).  However,  when the
                                 value of the NASDAQ 100 Index(TM) declines, the
                                 value of its shares should also decrease by the
                                 amount  of the  decrease  in the  value  of the
                                 Index(TM).
------------------------------  ----------------------------------------------------------------------------------------------------

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by American Skandia Investment Services, Incorporated. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.


FEES AND CHARGES

WHAT ARE THE ANNUITY FEES AND CHARGES?

Tax Charges: Several states and some municipalities charge premium taxes or similar taxes on annuities. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. Currently, the state tax charge ranges from 0% to 3 1/2%. We will deduct the amount of any tax charge at the time your Premium is applied to the Annuity.

We may assess a charge against the Sub-Accounts equal to any taxes, which may be imposed upon the Separate Account.


Transfer Fee: You may make twenty (20) free transfers between Sub-Accounts each Annuity Year. We will charge $10.00 for each transfer after the twelfth in each Annuity Year. Transfers made as part of a rebalancing, market timing or third party investment advisory service will be subject to the transfer limit. For a description of these programs see "Do You Offer Any Automatic Rebalancing Programs?" However, all transfers made on the same day will be treated as one
(1) transfer. We may allow a higher number of transfers each Annuity Year without charging a Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs.


WHAT CHARGES ARE DEDUCTED BY THE SEPARATE ACCOUNT?


Insurance Charge: We deduct an Insurance Charge daily against the average daily assets allocated to the Sub-Accounts. The charge is equal to 1.25% on an annual basis, or if the Optional Guarantee Feature is selected the charge is 2.25% on an annual basis. This charge is for insurance benefits provided by the Annuity, including the risk that persons we guarantee Annuity Payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees, as well as various related expenses. The charge for the Optional Guarantee Feature covers our risk that the Guaranteed Annuity Payment Amount may be higher than the Annuity Payment Amount at any time the Annuitant(s) is alive. Finally, the charge covers the risk that our assumptions about the administrative and non-mortality expenses under this Annuity are incorrect. We may increase the portion of the Insurance Charge for administrative costs. However, any increase will only apply to an Annuity issued after the date of the increase.


We may reduce the administrative costs portion of the Insurance Charge when an Annuity is sold to individuals or a group of individuals in a manner that reduces our administrative expenses under the Annuity. In reducing this portion of the charge we consider among other things: (a) the size and type of the group; (b) the number of annuities purchased by an Owner; (c) the amount of Premium; and/or (d) other transactions where administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce the administration portion of the Insurance Charge.

PURCHASING YOUR ANNUITY

WHAT ARE THE REQUIREMENTS FOR PURCHASING THE ANNUITY?

Premium Payment: You must make a minimum Premium payment of not less than $35,000. We may allow a lower minimum Premium payment if the Annuity is purchased as a settlement option or an annuitization option from a deferred annuity or a life insurance policy issued by us. Any Premium in excess of $1,000,000 will require approval of our home office before issuing the Annuity.

We may require certain information before we issue an Annuity, including, but not limited to, evidence satisfactory to us of the age of each Annuitant.

Once we agree to issue an Annuity, we invest your Net Premium (and any applicable Credits) in the Annuity. The Net Premium is your Premium minus any Tax Charges that may apply. We apply the Net Premium based on your instructions for allocating your Contract Value among one or more Sub-Accounts.

Age Restrictions: The Annuitant(s) may not be greater than age 85 on the Issue Date. If there is more than one Annuitant named, neither Annuitant may be greater than age 85 on the Issue Date.

Owner, Annuitant, and Beneficiary Designations: We require you to name the Owner(s), Annuitant(s) and Beneficiary(ies) for your Annuity.

|X| Owner: We assume the Annuitant is also the Owner unless you indicate otherwise. Similarly, if there are joint Annuitants, we assume each Annuitant is a joint Owner. You may name more than one Owner in which case all ownership rights are held jointly. You may name a contingent Owner. Ownership rights pass to such a contingent Owner upon the death (or in the case of an entity, the dissolution) of the Owner. Unless you indicate otherwise, no rights pass to any contingent Owner until the death (or dissolution) of all Owners.

     All ownership rights pass to the Beneficiary as of the Inheritance Date unless you instruct us that ownership should remain with any then surviving Owners. If ownership rights vest in a Beneficiary and there is no prior irrevocable contingent Beneficiary designation, such Beneficiary may name a person or entity to receive any remaining Annuity Payments yet to be paid subsequent to such Beneficiary's death.

|X| Annuitant: The Annuitant is the person we agree to make Annuity Payments to and during whose life we continue to make such payments. You may name one or two Annuitants. The Annuitant can be, but does not have to be, the Owner. You must name an Annuitant who is a natural person. Because our assumptions about Annuity Payments are based on the age, life expectancy, and where permitted gender of the Annuitant(s), the Annuitant designation cannot be changed once your Annuity is issued.


|X| Beneficiary: The Beneficiary(ies) is/are the person(s) or entity(ies) you name to receive any remaining payments under the Annuity if there is any remaining Inheritance Period and if there is Cash Value due. You may name one or more primary Beneficiaries and one or more contingent Beneficiaries. Payments to your Beneficiary(ies) will be made in equal proportions unless you notify us otherwise. We will make payment to a contingent Beneficiary if the primary Beneficiary dies before the Inheritance Date. If no Beneficiary is alive as of the Inheritance Date or you do not make a Beneficiary designation, any remaining Annuity Payments will be made to you or your estate. Unless you indicate otherwise, no rights pass to any contingent Beneficiary until the death (or dissolution) of all Beneficiaries. If Annuity Payments are being made to a Beneficiary and the Beneficiary has not named a person or entity to receive Annuity Payments during any remaining Inheritance Period subsequent to his or her death, then such Annuity Payments will be made to the Beneficiary's estate. Beneficiary designations can be changed unless the Owner requests that the designation be made irrevocable.


Your choice of Annuitant(s) and Beneficiary(ies) can have significant tax implications. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is referred to as the "Free-Look" right or "right to cancel.")

If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a Free-Look period. Depending on the state in which you purchased your Annuity, the Free-Look period may be ten (10) days, twenty-one (21) days or longer, measured from the time that you received your Annuity. If you exercise your Free-Look right, we will refund your Contract Value, less any Credits, plus any Tax Charges deducted. This amount may be higher or lower than your original Premium. Certain states require that we return your current Contract Value or the amount of your initial Premium, whichever is greater. The same rule applies to an Annuity that is purchased as an IRA. In those states where we are required to return the greater of your Premium or Contract Value, we will allocate your Contract Value to the AST Money Market Sub-Account during the Free-Look period and for a reasonable additional amount of time to allow for delivery of your Annuity. If you exercise your Free-Look right, we will not return any Credits we applied to your Annuity based on your Premium (see below).

WILL I RECEIVE CREDITS ON MY PREMIUM?


We may credit additional amounts to your Annuity based on the age of the youngest Annuitant on the Issue Date. Credits are applied as a percentage of the Premium as shown in the table below. Any such Credit will increase the amount that is applied to your Annuity when determining the value upon which we base your Annuity Payments.


        ---------------------------------- --------------------
                 Annuitant's Age             Credit Amount*

        ---------------------------------- --------------------
        ---------------------------------- --------------------
        Age 59 and below                           3%
        ---------------------------------- --------------------
        ---------------------------------- --------------------
        Age 60 through Age 65                      2%
        ---------------------------------- --------------------
        ---------------------------------- --------------------
        Age 66 through Age 71                      1%
        ---------------------------------- --------------------
        ---------------------------------- --------------------
        Age 72 and older                           0%
        ---------------------------------- --------------------
      *  as a percentage of the Premium.

Credits are provided in higher amounts for younger Annuitants primarily to reflect the duration of time that the Company expects to collect expenses during which Annuity Payments are paid. These credits are provided in lieu of varying the annuity's expenses to primarily reflect the expected different persistency rates of the owners' ages. The life expectancies of younger Annuitants are greater than older Annuitants. Consequently, credits are aimed at offsetting a portion of the Insurance Charge for these younger Annuitants since we are deducting the Insurance Charge which is a fixed annual percentage amount deducted daily, during this extended period of time.

Credits are provided from our general account. Currently, Credits are applied to all Annuities; although we reserve the right to cease applying Credits for Annuities sold in the future. Any such decision will not effect your Annuity.

How are credits applied to my Annuity?

Any Credits are applied to your Annuity at the time the qualifying Net Premium is applied to your Contract Value. Credits are allocated to the investment options in the same ratio as the applicable Net Premium is applied.

|X| Any Credits applied to your Annuity can be recovered by us if you elect to "Free-Look" your Annuity. The amount returned to you will not include any Credits.

|X| We do not consider Credits to be "investment in the contract" for income tax purposes (see "Tax Considerations").

MANAGING YOUR ANNUITY

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN SUB-ACCOUNTS?


You may make transfers between Sub-Accounts. Transfers are not subject to taxation. We currently limit the number of Sub-Accounts you can invest in at any one time to twenty (20) or, if asset allocation is required, the number of categories in the asset allocation model. We may require a minimum of $500 in any Sub-Account to which you allocate your Contract Value at the time of any allocation or transfer. If you request a transfer and, as a result of the transfer, there would be less than $500 in the Sub-Account, we may transfer the remaining Contract Value in the Sub-Account pro rata to the other investment options to which you transferred.

We retain  the right to charge  $10.00  for each  transfer  after the  twentieth
(20th) in each Annuity Year, including transfers made as part of any rebalancing, market timing or third party investment advisory service which you have authorized. All rebalancing transfers made on the same day as part of an automatic rebalancing program are considered as one transfer when counting the number of transfers each year towards the maximum of 20 free transfers. We may allow a higher number of transfers each Annuity Year without charging a Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs.


We reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares must be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on the share prices of affected Portfolios. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. Under such a circumstance, we will process transfers according to our rules then in effect and provide notice if the transfer request was denied. If a transfer request is denied, a new transfer request may be required.

If you select the Optional Guarantee Feature, you may only make transfers within the asset allocation model categories included in the Asset Allocation Program, described below.

MAY I AUTHORIZE MY FINANCIAL REPRESENTATIVE TO MANAGE MY ACCOUNT?

You may authorize your financial representative to decide on the allocation of your Contract Value and to make financial transactions between investment options, subject to our rules. However, we can suspend or cancel these privileges at any time. We will notify you if we do. We may restrict the available investment options if you authorize a financial representative to make transfers for you. We do this so that no financial representative is in a position to control transfers of large amounts of money for multiple clients into or out of any of the Portfolios that have expressed concern about movement of a large proportion of a Portfolio's assets.


We may also establish different "cut-off times" by which we must receive all financial transactions for certain Portfolios. Currently, only the portfolios of Rydex Variable Trust and ProFund VP are subject to this restriction. Financial transactions involving a Rydex or ProFund VP Sub-Account must be received by us no later than one (1) hour before close of the New York Stock Exchange (generally 3:00 p.m. Eastern time) to be processed on the current Valuation Day. If you request a transaction involving the purchase or redemption of units in one of the Rydex or ProFund VP Sub-Accounts after the "cut-off" time, we will deem your request as received by us on the next Valuation Day. You may be required to submit a new request on the following day.


We, or an affiliate of ours, may provide administrative support to financial representatives who make transfers on your behalf. These financial representatives may be firms or persons who also are appointed by us as authorized sellers of the Annuity. However, we do not offer you advice about how to allocate your Contract Value. Any financial firm or representative you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any recommendations such financial representatives make, any market timing or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

AM I REQUIRED TO PARTICPATE IN THE ASSET ALLOCATION PROGRAM?

If you chose the Optional Guarantee Feature, your Net Premium (plus any applicable Credit) is allocated in accordance with an asset allocation model we select, and your Contract Value must be allocated in accordance with such a model. We may use a model developed and maintained by us or we may elect to use a model provided by an independent third party. We reserve the right to change the model at any time.

The model we use will identify a number of asset categories in which your Contract Value must be allocated (e.g., equities, debt, and cash). You must allocate Contract Value to eligible Sub-accounts for each separate category. We reserve the right to require that you use only one eligible Sub-account at a time to complete each category.

We determine which Sub-accounts are eligible for each category or we may elect to follow the recommendations of an independent third party. We may at any time make new determinations as to which Sub-accounts are eligible for each category. We may do so for a variety of reasons including, but not limited to, a change in the investment objectives or policies of a Portfolio, or failure, in our sole determination, of such Portfolio to invest in accordance with its stated investment objective or policies. If we determine that a Sub-account is no longer eligible for that category, we will notify you at least 30 days before the Sub-account is unavailable.

You may transfer Contract Value maintained in an asset category to any other eligible Sub-account within that category. Such transfers are counted towards the number of free transfers available under the Annuity.

At the beginning of each calendar quarter, we rebalance the Contract Value among categories according to the then current percentages for the asset allocation model. We expect that the current percentages for each category may change from time to time. Any change in the current percentages will become effective no later than the regularly scheduled rebalancing of Contract Value occurring on or immediately after the date of the change.

Under the Optional Guarantee Feature, the Sub-Accounts that invest in the following Portfolios currently are not available:


    ----------------------------------------------------------------
               Underlying Portfolios Not Available With
                      Optional Guarantee Feature

    ----------------------------------------------------------------
    ----------------------------------------------------------------

                      Rydex Variable Trust - Nova
                      Rydex Variable Trust - Ursa
                      Rydex Variable Trust - OTC

             Montgomery Variable Series - Emerging Markets
                         ProFund VP Europe 30

                       ProFund VP UltraSmall-Cap
                          ProFund VP UltraOTC

                     INVESCO Funds VIF Technology
                   INVESCO Funds VIF Health Sciences

                 INVESCO Funds VIF Financial Services
                 INVESCO Funds VIF Telecommunications

                      INVESCO Funds VIF Dynamics
                       AST Cohen & Steers Realty

    ----------------------------------------------------------------

All  other  Sub-Accounts  and  Portfolios   currently  are  available  for  your
investment

DO YOU OFFER ANY OTHER AUTOMATIC REBALANCING PROGRAMS?

Yes, if you do not elect the Optional Guarantee Feature, we offer an automatic rebalancing program that can periodically reallocate your Contract Value among the Sub-Accounts you choose. You can choose to have your Contract Value rebalance quarterly, semi-annually, or annually. On the appropriate date, your Sub-Accounts are rebalanced to the allocation percentages you request. If you request a transfer from or into any Sub-Account that is part of the automatic rebalancing program, we will ask if you wish to change your rebalancing percentages as well, and will automatically adjust the rebalancing percentages in accordance with the transfer request unless we receive alternate instructions from you.

ACCESS TO CASH VALUE

MAY I SURRENDER ALL OR PART OF MY ANNUITY?

Yes. As long as the Annuitant is alive, you may surrender all of the Annuity for its Cash Value, if any. You also may surrender a portion of your Annuity (a minimum of $1,000 is required) as long as the Annuitant is alive and the Cash Value remaining after the partial surrender is at least $5,000. The Cash Value, if any, is always less than the Contract Value. If you elect a partial surrender of the Annuity we will apply the surrender pro-rata among all Sub-Accounts where you are invested. Such partial surrender will reduce proportionately all the Annuity's Contract and Cash Values, but will not effect the Inheritance Period. This includes the Guaranteed Annuity Payment Amount if you selected the Optional Guarantee Feature. We may request evidence satisfactory to us that the Annuitant is alive and other information to process the surrender request (see "Requirements for Surrender").


You may elect to return the Annuity during the Free-Look period. For additional information about surrendering during the Free-Look period, please refer to the section entitled "May I return the Annuity if I change my mind?"

WHAT IF MY INHERITANCE PERIOD IS ZERO, MAY I STILL MAKE A FULL OR PARTIAL SURRENDER?

No. If your Annuity has no Inheritance Period you may not make a full or partial surrender because there is no Cash Value.


Requirements for a Full or Partial Surrender:  We must receive at our Office:


(a) a request in writing;
(b) the Annuity; and
(c) necessary representations in writing regarding tax withholding.

ANNUITY BENEFITS

What are the benefits of this annuity?


The Annuity provides Annuity Payments for the life of the Annuitant, and a guarantee that Annuity Payments will be payable during any remaining Inheritance Period as of the Inheritance Date, even though no Annuitant is living. If you choose the Optional Guarantee Feature, the Annuity provides an additional benefit: a guarantee that, while the Annuitant is alive, the Annuity Payment Amount will not be less than the initial Guaranteed Annuity Payment Amount.

The following are key terms we use when describing the benefits of this Annuity:

Adjustment is a change to the Annuity's benefits that occurs if, on an Annuity Payment Date, the Cash Value Trigger is exceeded.

Annuity Factors are factors we apply to determine the Schedule of Units. Annuity Factors reflect assumptions regarding the costs we expect to bear in guaranteeing payments for the lives of the Annuitants and will depend on the Benchmark Rate, the Inheritance Period, the Annuitant's attained age and where permitted by law, gender. We may use different factors for different classes of Annuities.

Benchmark Rate is an assumed rate of return used in determining the Annuity Factors and the Schedule of Units. The Benchmark Rate is currently 4% but we may use a different rate for different classes of purchasers. The Benchmark Rate for the Optional Guarantee Feature is currently 3% but we may use a different rate for different classes of purchasers. The Benchmark Rate is set forth in the schedule page of your Annuity.

Cash Value Trigger is an amount we use to determine whether an Adjustment must be made to your Contract values. The initial Cash Value Trigger is a percentage of the Premium, generally 85% of Premium, and always equal to the Cash Value of your Annuity on the Issue Date. We reserve the right to change the Cash Value Trigger at any time.

Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary. If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.

Inheritance Period, as discussed in the "Glossary of Terms," is a variable period of time during which Annuity Payments are due whether or not the Annuitant is still alive. The Inheritance Period is represented in months or partial months.

Schedule of Units is a schedule for each Sub-Account of how many Units are expected to fund your Annuity's benefits as of each Annuity Payment Date. The schedule initially is assigned on the Issue Date and is based on the portion of the Net Premium you allocate to a Sub-Account, the Benchmark Rate, and Annuity Factors. Subsequently, the Schedule of Units is adjusted for transfers, Adjustments, or partial surrenders.

HOW DO WE CALCULATE YOUR ANNUITY PAYMENT?

This Annuity attempts to cushion the Annuity Payment Amount from the immediate impact of Sub-Account performance. This means that positive market performance will not always increase the Annuity Payment Amount, and negative market performance will not always decrease the Annuity Payment Amount. We accomplish this cushion through a "stabilization" process. The stabilization process adjusts the length of the Inheritance Period while generally maintaining a level Annuity Payment Amount. When values under the Annuity exceed a trigger, then an Adjustment is made to increase the Annuity Payment Amount and decrease the Cash Value and the Inheritance Period. Adjustments do not change the Contract Value of the Annuity. If the Inheritance Period reaches zero and the Annuitant is still alive, Annuity Payments will continue. The Annuity Payment Amount will vary depending on Sub-account performance.

Initial Annuity Payment

The initial Annuity Payment Amount is calculated based on the Schedule of Units multiplied by the Unit Values on the Issue Date of the Annuity. We calculate this value when we issue the Annuity and this is the amount payable on the first Annuity Payment Date.

Subsequent Annuity Payments

The amount of Subsequent Annuity Payments are determined one month in advance. On the Annuity Payment Date, based on your current allocations, we calculate the Inheritance Period and the Cash Value. We calculate these initial values as follows:

|X| The Inheritance Period is first reduced by one month (because one monthly period has passed) and then increased or decreased to reflect the difference between the value of the Units to be redeemed to fund the stable Annuity Payment Amount and the value of the Units in the Schedule of Units. Generally, if Sub-account performance exceeds the Benchmark Rate, then the Inheritance Period will decrease less than one month, while if Sub-account performance is less than the Benchmark Rate, the Inheritance Period will decrease more than one month. Monthly Annuity Payment Amounts are stabilized while the Inheritance Period absorbs the immediate impact of market volatility.

|X| The Cash Value is determined based on the new Inheritance Period and the current Unit Values.

The next Annuity Payment Amount on each Annuity Payment Date will depend on whether the Inheritance Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         INHERITANCE PERIOD GREATER THAN ZERO

         Cash Value Trigger not exceeded

         If the Cash Value Trigger has not been exceeded then we do not make an Adjustment. The next Annuity Payment Amount is equal to the then current Annuity Payment Amount. The Inheritance Period and the Cash Value initially calculated above are established. The stabilization process maintains a level Annuity Payment Amount.

         Cash Value Trigger exceeded

         If the Cash Value Trigger has been exceeded then we make an Adjustment. The Cash Value of the Annuity is adjusted to be equal to the Cash Value Trigger and the Inheritance Period is decreased. The Schedule of Units is revised to reflect a higher Annuity Payment Amount to be paid on the next Annuity Payment Date. Adjustments do not change the Contract Value of the Annuity. The revised Annuity Payment Amount becomes the new stabilized payment amount until there is an Adjustment or the Inheritance Period becomes equal to zero.

         INHERITANCE PERIOD EQUAL TO ZERO

         If the Inheritance Period is equal to zero, the Annuity does not have any Cash Value. Annuity Payments will continue until the Inheritance Date; however, the Annuity Payment Amount may fluctuate each Annuity Payment Date with changes in Unit Values. The next Annuity Payment Amount is established equal to the number of Units scheduled to be paid under the Schedule of Units multiplied by the current Unit Values.

--------------------------------------------------------------------------------
         If you have selected the Optional Guarantee Feature, the Annuity Payment Amount will not be less than the initial Guaranteed Annuity Payment Amount.
--------------------------------------------------------------------------------

CAN I CHANGE THE CASH VALUE TRIGGER?

Unless you have selected the Optional Guarantee Feature, you can adjust the Cash Value Trigger to 25%, 50%, or 75% of the original Cash Value Trigger on any Annuity Payment Date.

Reducing the Cash Value Trigger increases the likelihood that your Annuity Payment Amount will increase. However, reducing the Cash Value Trigger may also result in using more Units to generate the larger monthly payment. This can also decrease the Inheritance Period more rapidly to support the higher Annuity Payment Amount during periods of poor market performance, which may effect the stability of future Annuity Payments. Any Adjustment to the Cash Value Trigger is permanent although you may continue to decrease the trigger in the future to 25% of the original Cash Value Trigger. If you have selected the Optional Guarantee Feature, the Cash Value Trigger is set as of the Issue Date, and may NOT be changed.

CAN YOU ILLUSTRATE HOW ANNUITY PAYMENTS ARE MADE?

Shown below are examples of this Annuity, as a non-qualified annuity, without the Optional Guarantee Feature or credits under different hypothetical interest rate scenarios for a randomly chosen male and female aged 65 with a 4% Benchmark Rate, and a $50,000 Premium amount. We have deducted all fees and charges under this Annuity in these examples. These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------

                                            Beginning Year 1                               Beginning Year 5
       Hypothetical Rate of    Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
              Return           Payment     Period      Value                  Payment     Period       Value
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return

                               Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
                               Payment     Period*     Value                  Payment     Period*      Value
                               Amount     (months)                            Amount    (months)

                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------


      ---------------------------------------------------------------------------------------------------------------------



                                            Beginning Year 1                               Beginning Year 5
       Hypothetical Rate of    Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
              Return           Payment     Period      Value                  Payment     Period       Value
                               Amount     (months)                           Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return

                               Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
                               Payment     Period      Value                  Payment     Period       Value
                               Amount      (months)                           Amount      (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are examples of this Annuity, as a non-qualified annuity without credits, with the Optional Guarantee Feature under different hypothetical interest rate scenarios for a randomly chosen male and female aged 65 with a 3% Benchmark Rate, and a $50,000 Premium amount. As in the above examples we have deducted all fees and charges under this Annuity. These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------



                                            Beginning Year 1                               Beginning Year 5
       Hypothetical Rate of    Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
              Return           Payment     Period      Value                  Payment     Period       Value
                               Amount      (months)                           Amount      (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return

                               Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
                               Payment     Period      Value                  Payment     Period       Value
                               Amount      (months)                           Amount      (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------




      ---------------------------------------------------------------------------------------------------------------------



                                            Beginning Year 1                               Beginning Year 5
       Hypothetical Rate of    Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
              Return           Payment     Period      Value                  Payment     Period       Value
                               Amount       (months)                           Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return

                               Annuity   Inheritance Contract   Cash Value    Annuity   Inheritance  Contract   Cash Value
                               Payment     Period      Value                  Payment     Period       Value
                               Amount       (months)                           Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------



WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity Payment is payable monthly on the Annuity Payment Date. The initial Annuity Payment will be on a date of your choice of the 1st through the 28th day of the calendar month following the 30th day after the Issue Date of this Annuity. The Annuity Payment Date may not be changed after the Issue Date.

MAY I CONVERT ANNUITY PAYMENTS TO FIXED PAYMENTS?

Yes. You may convert to fixed Annuity Payments but only after two (2) years from the Annuity's Issue Date. Before any Annuity Payment Date after this period, you may make an irrevocable election to convert to fixed Annuity Payments. If you elect fixed payments, on each Annuity Payment Date you will receive a fixed amount that will not vary with investment performance. The value of these payments depends on the Contract Value at the time of the conversion, the then current Inheritance Period, the Annuitant's age, gender (where permitted), and an assumed interest rate of not less than 3% per year. The subsequent Annuity Payment Amount may be greater than, equal to, or less than the current Annuity Payment Amount. The Inheritance Period on conversion will be fixed and subsequently reduced by one month each month. However, after you have elected this option under this Annuity you will not be permitted to make full or partial surrenders.

WHO RECEIVES THE ANNUITY PAYMENT?

We make Annuity Payments to the Annuitant. Subject to our rules, we may accept your instructions to forward Annuity Payments to an alternate payee.

WHAT HAPPENS WHEN THE ANUITANT DIES?

As of the Inheritance Date, if an Inheritance Period exists and was never zero at any time between the death of the last surviving Annuitant and the Inheritance Date, we will make Annuity Payments to the Beneficiary for the remainder of the Inheritance Period. As an alternative, a lump sum can be paid to the Beneficiary. There is no guarantee that there will be any Inheritance Period after the date of death, which means there may be no amount due for the Beneficiary. If there is no Inheritance Period as of the Inheritance Date, the Annuity terminates.

If the Annuity is used in connection with a tax qualified retirement plan or qualified contract (including individual retirement annuities), the beneficiary may only be entitled to a lump sum distribution after the death of the last surviving Annuitant or the period over which Annuity Payments can be paid may be shortened.


WHAT HAPPENS WHEN THE OWNER DIES?

If any Owner dies before the  Annuity  Date,  the Annuity  will end and the Cash
Value will be payable to the Beneficiary(s) after we have received all of our requirements to make settlement.


WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If Annuity Payments are to be paid to a Beneficiary, Annuity Payments will begin as of the next Annuity Payment Date, or the Cash Value can then be paid. No amounts are payable to a Beneficiary until the death of the last surviving Annuitant. Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

IF ANNUITY PAYMENTS ARE TO BE PAID TO A BENEFICIARY, WHAT DETERMINES THE ANNUITY PAYMENT EACH MONTH AND HOW LONG WILL THE ANNUITY PAYMENTS BE PAID TO THE BENEFICIARY?

We make Annuity Payments to the Beneficiary. Each month we pay the current number of Units scheduled to be paid multiplied by the current Unit Value. The number of Units are determined as of the Inheritance Date and can only change as a result of a transfer. As of the Inheritance Date, the length of the Inheritance Period no longer depends on investment performance. At that point it is fixed and subsequently decreases by one each month. Once the Inheritance Period ends, the Annuity terminates.

If there is an Inheritance Period remaining as of the Inheritance Date, the Beneficiary may elect to receive the Cash Value instead of Annuity Payments if, before the Inheritance Date, you did not elect, in writing, to prohibit commutation and all Beneficiaries agree in writing to such commutation. All requirements that would otherwise apply for Annuity Payments payable for the benefit of the Beneficiary will apply before we pay a Cash Value as an alternative.

WHAT DOCUMENTATION IS REQUIRED TO RECEIVE ANNUITY PAYMENTS?

Requirements for Annuity Payments While the Annuitant is Alive: We must receive at our office necessary representations in writing regarding tax withholding. We also require, from time-to-time, evidence in writing satisfactory to us that the Annuitant is alive. We may withhold Annuity Payments until we receive our requirements or until we receive in writing due proof satisfactory to us of the Annuitant's death. Such withheld Annuity Payments will be maintained in our general account. We will credit interest of at least 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive the applicable requirements, we will pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee (see "Payments and Payees").

Requirements for Annuity Payments Payable to the Beneficiary: We must receive at our Office:

(a) due proof satisfactory to us in writing of the death of all Annuitants and, if applicable, no Owner died before the Annuity Date;
(b)  the Annuity; and
(c) all representations, in writing, that we require or which are mandated by applicable law or regulation in relation to making payments to a Beneficiary, including any required in relation to tax withholding.

Once Annuity Payments begin to be paid to a Beneficiary, we may require, from time-to-time, evidence in writing satisfactory to us that a natural person who is a Beneficiary is alive. We may withhold Annuity Payments until we receive such requirements, or until we receive in writing due proof satisfactory to us of such Beneficiary's death. We will credit interest of at least 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive our requirements, we will pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee (see "Payments and Payees").

PAYMENTS AND PAYEES

The payees of an Annuity Payment, Cash Value, or a partial or full surrender may provide us with an account at a financial institution to which we may electronically forward such payments. Subject to our rules, we may, as a convenience, forward a payment for an Annuitant, Owner, or Beneficiary (or a person selected to receive remaining Annuity Payments after such Beneficiary's death) to an account for the benefit of an alternate person or entity. We must receive the request to forward payments to such alternate person or entity in writing from the person or entity that then has ownership rights.

We pay Annuity Payments to the Annuitant first designated on any application unless you instruct us to forward Annuity Payments to any other named Annuitant. We forward any partial or full surrender to the Owner unless you instruct us otherwise.

Before the Inheritance Date, we may split Annuity Payments among all the recipients if requested by the Owner in writing. We reserve the right to limit the number of payees. If a split payment has been selected and one of any several joint payees die but other joint payees survive; and we receive proof satisfactory to us of such death, any subsequent Annuity Payments will be split pro rata among accounts for the surviving payees. Such split Annuity Payments can be terminated by the Owner by forwarding a request to us in writing before the Inheritance Date.

Any amounts due on or after the Inheritance Date will be split among any named Beneficiaries in accordance with the Beneficiary designation. However, currently we will not accept an instruction to pay part as a lump sum and part as Annuity Payments. We will pay the lump sum and our liability under the Annuity will terminate if no election is received in writing by us at our Office before the Inheritance Date or if, as of the Inheritance Date, multiple Beneficiaries cannot agree as to whether amounts are to be received as Annuity Payments or a lump sum (assuming some amount is owed).

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?

Following is a brief summary of some of the federal tax considerations relating to this Annuity. Since the tax laws are complex and tax consequences are affected by your individual circumstances, this summary of our interpretation of the relevant tax laws is not comprehensive nor is it tax advice. You may wish to consult a professional tax advisor for tax advice.

TAXATION OF AMERICAN SKANDIA AND THE SEPARATE ACCOUNT?

The Separate Account is taxed as part of American Skandia which is taxed as a life insurance company under Subchapter L of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Units. As a result, such investment income and realized capital gains are automatically applied to increase reserve under the Annuity.

Currently no taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to the Annuity.

HOW ARE IMMEDIATE ANNUITIES TREATED UNDER THE TAX CODE?

Section 72 of the Code governs the taxation of annuities in general. Taxation of an immediate annuity is largely dependent upon whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code.

Pursuant to Section 72(s) of the Code, an annuity must provide for certain required distributions after the date of death of any Owner. In addition, pursuant to Section 72(u) an annuity will be considered an immediate annuity if it is purchased with a single premium, Annuity Payments commence within one year from the date of the purchase, and the Annuity provides for a series of equal payments no less frequently than annually during the Inheritance Period. Based on our understanding of tax law, we believe that the Annuity meets these requirements and would be considered an immediate annuity for the federal income tax purposes except as otherwise noted below under "Special concerns regarding immediate annuities".

HOW ARE ANNUITY PAYMENTS TAXED?

Distributions from an annuity are taxed as ordinary income and not as capital gains. Generally, a portion of each Annuity Payment is taxable as determined by an IRS formula that establishes the ratio between the "investment in the contract" and the total value of Annuity Payments to be made. This is called the "exclusion ratio."


"Investment in the contract" is equal to the total Premium paid for the contract minus any previous distributions (or portions of distributions) from such contract that were not includible in gross income. "Investment in the contract" may be affected by whether an annuity was purchased as part of a tax-free exchange of life insurance, endowment, or annuity contracts under Section 1035 of the Code.

The portion of each Annuity Payment that represents "investment in the contract" is excluded from gross income. When Annuity Payments cease because of the death of the person upon whose life payments are based and, as of the date of death, the portion of Annuity Payments excluded from taxable income pursuant to the exclusion ratio does not exceed the "investment in the contract," then the remaining portion of unrecovered investment is allowed as a deduction on the decedent's final income tax return in the tax year of such death.

HOW ARE DISTRIBUTIONS OTHER THAN ANNUITY PAYMENTS TAXED?

The portion of distributions considered to be "amounts not received as an annuity," such as a full surrender or a lump sum alternative after the Annuitant's death, in excess of any remaining investment in the contract is treated as "income on the contract" and includible in gross income. The amount of the distribution exceeding "income on the contract" is not included in gross income. "Income on the contract" for an annuity would be computed by subtracting from the value of the taxpayer's "investment in the contract" (which is an amount equal to total payments for the contract less any previous distributions or portions thereof from such contract not included in gross income). "Investment in the contract" may be affected by whether an annuity was purchased as part of a tax-free exchange of life insurance or annuity contracts under
Section 1035 of the Code. We believe there is some uncertainty regarding the manner in which the IRS would apply the Code and the regulations thereunder to partial surrenders. For reporting purposes, we will treat partial surrenders as generally coming first from any "income on the contract".

We believe that "investment on the contract" does not include the Premium paid for "related contracts" under this Annuity. "Related contracts" mean all annuity contracts or certificates (other than certain contracts owned in connection with a tax-qualified retirement arrangement) for which the taxpayer is the beneficial owner and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. "Related contracts" are treated as one annuity contract when determining the taxation of distributions before annuitization. While it is clear that "related contracts" include contracts prior to when annuity payments begin, there is some uncertainty regarding the manner in which the Internal Revenue Service would view "related contracts" when one or more contracts are immediate annuities or are contracts that have been annuitized. We do not believe "related contracts" include immediate annuities or annuities for which annuity payments have begun. If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "How Are Annuity Payments Taxed?" subsection above) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. The Internal Revenue Service has not issued guidance clarifying this issue as of the date of this Prospectus. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.

Special concerns regarding immediate annuities: The Internal Revenue Service has ruled that the 10% penalty applicable to "non-qualified" immediate annuities will apply to annuity payments under a contract recognized as an immediate annuity under state insurance law but not under Section 72 (u) of the Code in an exchange situation where the Premium for the exchanged contract was paid, or deemed to have been paid, more than one year prior to the first annuity payment payable under the immediate annuity; and the annuity payments under the immediate annuity do not meet the requirements of any other exception to the 10% penalty.

We believe Annuity Payments are not subject to the 10% penalty because they meet the substantially equal payment exception under Section 72(q) (relating to non-qualified contracts) or 72(t) (relating to tax qualified retirement plans or qualified contracts including individual retirement annuities). If these types of programs provided by us and other insurance companies are deemed by the Internal Revenue Code not to meet the substantially equal periodic payments exception in Section 72(q) or Section 72(t) of the Code and you do not meet any of the other exceptions under the Code, you may be subject to the 10% penalty described above.

Distributions, other than Annuity Payments, from the Annuity may be subject to a penalty equal to 10% of the amount includible in gross income plus interest, unless an exception applies.

Special rules in relation to tax-free exchanges under Section 1035: Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If the Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any distributions other than as annuity payments will be considered to come:

|X| First, from the amount of any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X| Then, from any "income on the contract" that is attributable to the Premium payments made prior to August 14, 1982 (including income on such original Premium after the exchange);
|X| Then, from any remaining "income on the contract"; and |X| Lastly, from the remaining "investment in the contract."

Therefore, to the extent a distribution is equal to or less than the "investment in the contract" made prior to August 14, 1982, such amounts are not included in taxable income. Further, distributions received that are considered to be a return of investment on the contract from Premium made prior to August 14, 1982, such distributions are not subject to the 10% tax penalty. In all other respects, the general provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

On November 22, 1999, the Internal Revenue Service issued an acquiescence in the decision of the United States Tax Court in Conway v. Commissioner (111 T.C. 350
(1998)) that a taxpayer's partial surrender of an annuity contract and direct transfer of the resulting proceeds for the purchase of a new annuity contract qualifies as a non-taxable exchange under Section 1035 of the Internal Revenue Code. "Acquiescence" means that the IRS accepts the holding of the Court in a case and that the IRS will follow it in disposing of cases with the same controlling facts. Prior to the Conway decision, industry practice has been to treat a partial surrender of account value as fully taxable to the extent of any gain in the contract for tax reporting purposes and to "step-up" the basis in the contract accordingly. However with the IRS' acquiescence in the Conway decision, partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% IRS tax penalty on pre-age 59 1/2 withdrawals. The IRS reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example, we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this Prospectus, we continue to report partial surrenders of non-qualified annuities as subject to current taxation to the extent of any gain. However, we may change our reporting procedures to treat certain of these transactions as partial 1035 exchanges. Should we do so, we reserve the right to report transactions that may have been designed to receive partial 1035 exchange treatment as partial surrenders subject to current taxation if we, as a reporting and withholding agent, believe that we would be expected to deem a transaction to be abusive.

It also is unclear whether the IRS will extend the application of the holding in the Conway decision to transactions involving life insurance or endowment contracts. You are particularly cautioned to seek advice from your own tax advisor on this matter.

ARE THERE TAX CONSIDERATIONS FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?

There are various types of tax-qualified retirement plans and qualified assets for which the Annuity may be suitable. Generally, this Annuity may be useful to meet income obligations under such plans and arrangements, or for taking distributions, because of the benefits provided by the Annuity and because the Annuity is a single premium product. Therefore, in many cases, using the Annuity in conjunction with a qualified plan or arrangement may require a transfer or "roll over" from an existing qualified plan or arrangement. Before purchasing the Annuity for use with a qualified plan or arrangement, you should obtain competent tax advice about the tax treatment and the suitability of such an investment. American Skandia does not offer the Annuity in connection with all types of tax-qualified retirement plans and arrangements.

Corporate Pension and Profit-sharing Plans: The Annuity may be used to fund employee benefits of various corporate pension and profit-sharing plans established by corporate employers under Sections 401(a) and 401(k) of the Code. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan.

H.R. 10 Plans: The Annuity may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans".

Tax Sheltered Annuities: Under Section 403(b) of the Code a tax sheltered annuity ("TSA") is a contract into which contributions may be made by certain qualifying employers such as public schools and certain charitable, educational and scientific organizations specified in Section 501(c)(3) for the benefit of their employees. Such contributions are not taxable to the employee until distributions are made from the TSA. We do not permit loans from a TSA.

Section 457 Plans: Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax exempt employers for their employees may invest in annuity contracts. The Code limits contributions and distributions, and imposes eligibility requirements as well.

Individual Retirement Programs or "IRA": Section 408 of the Code allows eligible individuals to maintain an IRA. The Annuity may be used to receive "roll-over" distributions from certain tax-qualified retirement plans and maintain their tax-deferral.

Roth IRAs: A form of IRA is also available called a "Roth IRA". Contributions to a Roth IRA are not tax deductible.

SEP IRAs: Eligible employers that meet specified criteria may establish Simplified Employee Pensions or SEP IRAs.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?

Distributions from qualified annuities are subject to a penalty equal to 10% of the amount includible in gross income, unless an exception applies. We believe that the exception for substantially equal periodic payments noted in Section 72(t)(2)(A)(iv) of the Code applies to Annuity Payments as noted above, under "Special concerns regarding immediate annuities." We also believe that the penalty does not apply to any lump sum paid to a Beneficiary under a qualified annuity.

Distributions, other than Annuity Payments, from a qualified annuity may be subject to a penalty equal to 10% of the amount includible in gross income plus interest, unless an exception applies.

If required by law or regulation, once each calendar year, we will determine whether an amount in addition to your Annuity Payment Amount is payable. We do this so that your Annuity may satisfy the required minimum distribution rules pursuant to Section 401(a)(9) of the Code. If we determine that an additional amount is payable, the additional payment amount will be calculated based on the Contract Value. Units of the Contract Value will be redeemed to fund the additional payment amount.

GENERAL TAX CONSIDERATIONS

Diversification: Section 817(h) of the Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). If the diversification requirements under the Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract. We believe the Portfolios should comply with the terms of these regulations.

Transfers Between Sub-Accounts: Transfers between Sub-Accounts are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the Sub-Accounts offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the Sub-Accounts, required to comply with such guidelines if promulgated.

Federal Income Tax Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

Certain distributions, including rollovers, from most Qualified Contracts, may be subject to automatic 20% withholding for Federal income taxes. This will not apply to:

|X|  direct transfers to the trustee of another retirement plan;
|X| distributions from an individual retirement account or individual retirement annuity;
|X| distributions made as substantially equal periodic payments for the life or life expectancy of the participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan (all Annuity Payments before the Inheritance Date meet this exception); and
|X|  certain other distributions where automatic 20% withholding may not apply.

Estate and Gift Tax Considerations: You should obtain competent tax advice with respect to possible Federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping Transfers: Under the Code certain taxes may be due when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract holder. These generation-skipping transfers generally include those subject to federal estate or gift tax rules. There is an aggregate $1 million exemption from taxes for all such transfers. We may be required to determine whether a transaction is a direct skip as defined in the Code and the amount of the resulting tax. We will deduct from your Annuity or from any applicable payment treated as a direct skip any amount of tax we are required to pay.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?


We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at http://www.americanskandia.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Contract Value, transfers, or withdrawals. We send monthly statements reflecting the processing done each Annuity Payment Date except after any conversion to fixed payments. Before any conversion, we also send periodic statements detailing the activity affecting your Annuity during the calendar quarter. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully.


All errors or corrections must be reported to us at our home office as soon as possible to assure proper accounting to your Annuity. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the confirmation. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 10 days from the date you receive the quarterly statement. All transactions confirmed immediately or by quarterly statement are deemed conclusive after the applicable 10-day period. We may also send an annual report and a semi-annual report containing applicable financial statements, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?


American Skandia Life Assurance Corporation ("American Skandia") is a stock life insurance company domiciled in Connecticut with licenses in all 50 states and the District of Columbia. American Skandia is a wholly-owned subsidiary of American Skandia, Inc. (formerly known as American Skandia Investment Holding Corporation), whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company. American Skandia markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, American Skandia markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American Skandia is in the business of issuing variable annuity and variable life insurance contracts. American Skandia currently offers the following products: (a) flexible premium deferred annuities and single premium fixed deferred annuities that are registered with the SEC; (b) certain other fixed deferred annuities that are not registered with the SEC; (c) certain group variable annuities that are exempt from registration with the SEC that serve as funding vehicles for various types of qualified pension and profit sharing plans; (d) a single premium variable life insurance policy that is registered with the SEC; (e) flexible premium life insurance policies that is registered with the SEC; and (f) both fixed and variable immediate adjustable annuities.


WHAT ARE SEPARATE ACCOUNTS?

The assets supporting our obligations under the Annuities are held in separate accounts established under the laws of the State of Connecticut. We are the legal owner of assets in the separate accounts. Assets supporting fixed annuity payments after a conversion are held in our general account. Income, gains and losses from assets allocated to these separate accounts are credited to or charged against each such separate account without regard to other income, gains or losses of American Skandia or of any other of our separate accounts. These assets may only be charged with liabilities which arise from the annuity contracts issued by American Skandia Life Assurance Corporation. The amount of our obligation in relation to allocations to the Sub-Accounts is based on the investment performance of such Sub-Accounts. However, the obligations themselves are our general corporate obligations.

Separate Account B

The assets supporting obligations based on allocations to the variable investment options are held in either Class 7 or Class 8 Sub-Accounts of American Skandia Life Assurance Corporation Variable Account B, also referred to as "Separate Account B". Separate Account B consists of multiple Sub-Accounts. The name of each Sub-Account generally corresponds to the name of the underlying Portfolio. The names of each Sub-Account are shown in the Statement of Additional Information. Separate Account B was established by us pursuant to Connecticut law. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B. The Sub-Accounts offered pursuant to this Prospectus are Class 7 and Class 8 Sub-Accounts of Separate Account B. Each class of Sub-Account in Separate Account B has a different level of charges assessed against such Sub-Accounts. You will find additional information about these Portfolios in the prospectuses for such funds.

Separate Account B is registered with the SEC under the Investment Company Act of 1940 ("Investment Company Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of Separate Account B. Each
Sub-Account invests only in a Portfolio. We reserve the right to add Sub-Accounts, to eliminate Sub-Accounts, to combine Sub-Accounts, or to substitute Portfolios.

Values and benefits based on allocations to the Sub-Accounts will vary with the investment performance of the Portfolios, as applicable. We do not guarantee the investment results of any Sub-Account. Your Contract Value allocated to the Sub-Accounts may increase or decrease. You bear the entire investment risk.

MODIFICATION


We reserve the right to do any or all of the following: (a) combine a Sub-Account with other Sub-Accounts; (b) combine Separate Account B or a portion thereof with other separate accounts; (c) de-register Separate Account B under the Investment Company Act of 1940; (d) operate Separate Account B as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of the Annuity under the Internal Revenue Code; and (g) make changes required by any change in other Federal or state laws relating to immediate annuities; and (h) discontinue offering any variable investment option at any time.


Also, from time to time, we may make additional Sub-Accounts available to new Annuity purchasers. These Sub-Accounts will invest in Portfolios we believe to be suitable for the Annuity. We may or may not make a new Sub-Account available to invest in any new Portfolio should such a Portfolio be made available to Separate Account B.

We may eliminate Sub-Accounts, combine two or more Sub-Accounts or substitute one or more new Portfolios for the one in which a Sub-Account is invested. Substitutions may be necessary if we believe a Portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of a Portfolio, or because the Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of contracts to which your Annuity belongs, to another separate account. We notify you and any payee of any modification to the Annuity. We may endorse the Annuity to reflect the change.

WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?

Each Portfolio is registered as an open-end management investment company under the Investment Company Act. Shares of the Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS

We are the legal owner of the shares of the Portfolios in which the Sub-Accounts invest. However, under SEC rules, you have voting rights in relation to Contract Value maintained in the Sub-Accounts. If a Portfolio requests a vote of shareholders, we will vote our shares in the manner directed by Owners with Contract Value allocated to that Sub-Account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. We will furnish those Owners who have Contract Value allocated to a Sub-Account whose Portfolio has requested a "proxy" vote with the necessary forms to provide us with their instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the Portfolio that require a vote of shareholders.

MATERIAL CONFLICTS

It is possible that differences may occur between companies that offer shares of a Portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of a Portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

TRANSFERS, ASSIGNMENTS OR PLEDGES

Generally, vested rights in an Annuity may be transferred, assigned or pledged for loans at any time. However, these rights may be limited depending on the use of the Annuity. Generally, transfers, assignments or pledges to another person or entity may occur at any time prior to the death of the last surviving Annuitant. We generally will not accept transfers, assignments or pledges after such death. You must request a transfer or provide us a copy of the assignment in writing. A transfer or assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

DEFERRAL OF TRANSACTIONS

We may defer payment of proceeds of any distribution before the exercise of the conversion right for which we have received all our requirements for a period not to exceed 7 calendar days from the date the transaction is effected. We may defer any payment from the general account of proceeds of any distribution after the exercise of the conversion right for a period not to exceed the lesser of 6 months or the period permitted by law.

All procedures, including payment, based on the valuation of the Sub-Accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?


American Skandia Marketing, Incorporated ("ASM"), a wholly-owned subsidiary of American Skandia, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. ASM acts as the distributor of a number of annuity and life insurance products we offer and both American Skandia Trust and American Skandia Advisor Funds, Inc., a family of retail mutual funds. ASM also acts as an introducing broker-dealer through which it receives a portion of the brokerage commissions incurred in connection with purchases and sales of securities held by the portfolios of AST offered as underlying investment options under this Annuity.


ASM's principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM is registered as broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Annuity is offered on a continuous basis. ASM enters into distribution agreements with independent broker-dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration. Applications for the Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation is paid to firms on sales of the Annuity according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of the firm. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition, firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to us or our affiliates. We or ASM may enter into compensation arrangements with certain firms. These arrangements will not be offered to all firms and the terms of such arrangements may differ between firms. Any such compensation will be paid by us or ASM and will not result in any additional charge to you. To the extent permitted by NASD rules and other applicable laws and regulations, ASM may pay or allow other promotional incentives or payments in the form of cash or other compensation.


PERFORMANCE RELATED INFORMATION

We may advertise certain information regarding the performance of the Sub-Accounts based on SEC standards. Details on how we calculate performance for the Sub-Accounts are found in the Statement of Additional Information. This information may help you review the performance of the investment options and provide a basis for comparison with other annuities. It may be less useful when comparing the performance of the investment options with other savings or investment vehicles. Such other investments may not provide some of the benefits of annuities, or may not be designed for long-term investment purposes. Additionally other savings or investment vehicles may not be receive the beneficial tax treatment given to annuities under the Code.

If a Sub-Account advertises its standardized total return, it will usually be calculated for one year, five years, and then ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

If a Sub-Account advertises non-standard total returns that pre-date the inception date of the Separate Account, these non-standard total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the Portfolios and by taking deductions for all charges equal to those currently assessed against the Sub-Accounts.


Information regarding performance of the Portfolios may provide a partial basis for comparison with other annuities. However, when making such a comparison, you should note whether such other annuities provide guarantees and features similar to or different from those provided pursuant to the Annuities. Such information may only be partially useful in comparing Annuities to other products or investment programs designed to provide periodic income. In making any such comparisons, you should not only compare features and benefits, but should also compare risks, charges, tax treatment, and treatment of such vehicles for other purposes, such as eligibility for governmental assistance programs, bankruptcy, communal property, etc.

These performance measures may have only limited use when comparing the performance of the investment options with savings or investment vehicles designed for accumulation of wealth, rather than for immediate and on-going income. Such vehicles may not provide some of the benefits of immediate annuities, or may not be designed for income purposes. Additionally, such savings or investment vehicles may not be treated like immediate annuities under the Internal Revenue Code.

Performance information on the investment options is based on past performance only and is no indication of future performance. Actual performance will depend on the type, quality and, for some of the investment options, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the investment options which invest in such Portfolios. In addition, the amount of charges assessed against each investment option will affect performance.

Some of the Portfolios existed prior to the inception of these Sub-Accounts. Performance quoted in advertising regarding such Sub-Accounts may indicate periods during which the Sub-Accounts have been in existence but prior to the initial offering of the Annuities, or periods during which the Portfolios have been in existence, but the Sub-Accounts have not. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-Accounts.


Advertisements   we  distribute   may  also  compare  the   performance  of  our
Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the NASDAQ 100, the Shearson Lehman Bond Index, the Frank Russell non-U.S. Universal Mean, the Morgan Stanley Capital International Index of Europe, Asia and Far East Funds, and the Morgan Stanley Capital International World Index; and/or (b) other management investment companies with investment objectives similar to the mutual fund or portfolio underlying the Sub-Accounts being compared. This may include the performance ranking assigned by various publications, including but not limited to the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today and statistical services, including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.


American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to paying fixed Annuity Payments, guarantee a minimum level of Annuity Payments, or administer Annuities. Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

Illustrations: You may be provided a hypothetical illustration of how an Annuity may perform, based on your age, gender, a proposed Premium, etc. WE DO NOT GUARANTEE THAT ANY ANNUITY WILL PERFORM AS ILLUSTRATED. Any such illustration is not valid unless preceded by or accompanied by this Prospectus. No illustration is valid unless it includes examples of how the Annuity would perform assuming Net Investment Performance both at a rate of zero and at the Benchmark Rate in addition to any examples assuming some other interest rate. In addition, no illustration is valid if it projects hypothetical Net Investment Performance in the future in excess of 12% per year.

When applicable, an illustration would indicate any joint Owner and the age and gender of any joint Annuitant. Values may be expressed as a percentage of the Premium. In addition to the Annuity Payment Amounts, the following values may be illustrated: Cash Value; alternative taxable income, (the income needed from an investment taxed at ordinary income rates to which the exclusionary rules of the Code would not apply to achieve the same after tax income); the effective rate of return (the yield, assuming payment of the Cash Value as of the date illustrated); the cumulative return to-date (the total amount paid, assuming payment of the Lump Sum Alternative as of the date illustrated). Unless otherwise permitted by law or regulation, performance information is shown based on an assumed premium, age and gender of an annuitant, an assumed issue date and annuity date, etc.


Unless the annuity issued exactly matches the assumptions used, performance information cannot exactly match how an annuity you owned or might have owned would have performed. Illustrations may be provided on paper, and may be provided in color. Illustrations may be provided in a format other than on paper. For example, we may provide illustrations for presentation on a computer screen or in a video format.


AVAILABLE INFORMATION

A Statement of Additional Information is available from us without charge upon your request. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy those registration statements and exhibits thereto at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

HOW TO CONTACT US


You can contact us by:

|X|  calling our Customer Service Team at 1-800-752-6342; or
|X| calling our automated telephone access and response system (STARS) at 1-800-766-4530; or
|X|  writing to us at American  Skandia Life Assurance  Corporation,  Attention:
     Customer Service, P.O. Box 7038, Bridgeport, Connecticut 06601-7038; or
|X| sending an e-mail to customerservice@skandia.com; or visiting our Internet Website at www.americanskandia.com
|X| accessing information about your Annuity through our Internet Website at www.americanskandia.com.

You can obtain account information through our automated telephone access and response system (STARS) and at www.americanskandia.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or a financial professional, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN through our automated telephone access and response system (STARS) and at www.americanskandia.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

General Information Regarding American Skandia Life Assurance Corporation Principal Underwriter
Calculation of Performance Data
Unit Price Determinations
Independent Auditors
Legal Experts
Financial Statements

                               Mailing Addresses:

                   New Business/Additional Purchase Payments:

                   American Skandia Life Assurance Corporation
                                  P.O. Box 7040
                            Bridgeport, CT 06601-7040

                               Exchange Paperwork:

                   American Skandia Life Assurance Corporation
                                  P.O. Box 7039
                            Bridgeport, CT 06601-7039

                            All other correspondence:

                   American Skandia Life Assurance Corporation
                                  P.O. Box 7038
                            Bridgeport, CT 06601-7038

                             Express/Overnight Mail:

                   American Skandia Life Assurance Corporation
                              Three Corporate Drive
                                Shelton, CT 06484

--------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS VIA-PROS (05/2000).

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             -------------------------------------------------------
                                (print your name)



             -------------------------------------------------------
                                    (address)

             -------------------------------------------------------
                              (City/State/Zip Code)

ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                       at

                                  P.O. Box 883
                           Shelton, Connecticut 06484

                                       or


                       customerservice@americanskandia.com


Issued by:                                                          Serviced at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                             Telephone:  1-800-752-6342


http://www.americanskandia.com                    http://www.americanskandia.com


                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                             Telephone: 203-926-1888


                         http://www.americanskandia.com

VIA-SAI [05/2000]


                       STATEMENT OF ADDITIONAL INFORMATION

The Annuities are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The Annuities are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 7 SUB-ACCOUNTS) or (CLASS 8 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE CORPORATION.

THIS STATEMENT OF ADDITIONAL INFORMATlON IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE ANNUITIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE lNVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION, P.O. BOX 883, SHELTON, CONNECTICUT 06484, OR TELEPHONE 1-800-752-6343.

                            Prospectus Dated: May 1, 2000
             Statement of Additional Information Dated: May 1, 2000


                                TABLE OF CONTENTS

Item                                                                                                                   Page

General Information Regarding American Skandia Life Assurance Corporation                                                 1
Principal Underwriter                                                                                                     1
Calculation of Performance Data                                                                                           2
Unit Price Determinations                                                                                                 3
Independent Auditors                                                                                                      3
Legal Experts                                                                                                             3
Financial Statements                                                                                                      3


GENERAL  INFORMATION  REGARDING  AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION:
American Skandia Life Assurance Corporation ("we", "our" or "us") is a wholly-owned subsidiary of American Skandia, Inc. (formerly known as American Skandia Investment Holding Corporation) whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Skandia Insurance Company Ltd. is a major worldwide insurance company operating from Stockholm, Sweden which owns and controls, directly or through subsidiary companies, numerous insurance and related companies. We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

PRINCIPAL UNDERWRITER: American Skandia Marketing, Incorporated ("ASM, Inc.") serves as principal underwriter for the Annuities. We, ASM, Inc. and American Skandia Investment Services, Incorporated ("ASISI"), the investment manager of the American Skandia Trust, are wholly-owned subsidiaries of American Skandia Investment Holding Corporation. Most of the Class 7 or Class 8 Sub-Accounts of Separate Account B invest in portfolios offered by American Skandia Trust. ASM also acts as an introducing broker-dealer through which it receives a portion of brokerage commissions in connection with purchases and sales of securities held by portfolios of American Skandia Trust which are offered as underlying investment options under the Annuity.


Annuities may be sold by agents of ASM, Inc. or agents of securities brokers or insurance brokers who enter into agreements with ASM, Inc. and who are legally qualified under federal and state law to sell the Annuities in those states where the Annuities are to be offered. The Annuities are offered on a continuous basis. ASM, Inc. is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (`NASD"). ASM, Inc. receives no underwriting commissions.





CALCULATION OF PERFORMANCE DATA:

We provide two types of performance information: (a) the "effective rate of return", which is the yield of the Annuity; and (b) the cumulative return to-date.

The performance of an Annuity over time depends on: (a) Net Investment Performance; (b) the age of the Annuitant at the time the Annuity is issued; (c) the gender of the Annuitant (unless applicable law or regulation requires that we ignore gender); (d) the Annuity plan issued, particularly, the applicable Benchmark Rate and Annuity Factors for such plan; and (e) what lump sum, if any, is available at the end of the period. In order to provide performance information, we assume that a hypothetical Annuity was issued at the beginning of the period to be measured, and that:

     (1)  The Annuitant was [ ] on the Issue Date;

     (2)  The Annuitant was male, and that gender affected the Annuity Factors;

     (3) A single, specified investment option was used for the entire period being measured;

     (4)  The end of the period is the Inheritance Date;

     (5) A lump sum is being paid to the Beneficiary as of that date in lieu of Annuity Payments.

Both the effective rate of return and the cumulative return to-date might be lower in certain circumstances if the Cash Value was used rather than the lump sum in lieu of Annuity Payments.

Most of the underlying mutual fund portfolios ("Portfolios") existed prior to the inception of the Sub-Accounts. In order to give you a basis for analyzing the performance of the various investment options over as long a time as possible, we assume the issuance of a hypothetical Annuity investing solely in the applicable investment option from the date the Portfolio commenced operations. Therefore, performance quoted in advertising regarding such Sub-Accounts may indicate periods prior to the initial offering of the Annuities.

To the extent allowed by law or regulation, as well as the rules of applicable self-regulatory organizations such as the NASD, we may also provide hypothetical performance of an Annuity as if a hypothetical Portfolio performed exactly like:
(a) a common market index, such as the Standard & Poor's 500; or (b) a stated weighted average of such an index with an index of the performance of debt instruments, such as an index measuring the return of corporate bonds. This latter method of using a stated weighted average may be particularly helpful if you are considering utilizing an investment option that expects to maintain significant portions of its assets in both equity and debt instruments.

Shown on the following page are effective rate of return and cumulative return to-date figures for the periods shown. The "inception-to-date" figures shown below are based on the inception date of a Portfolio. Any performance of such Portfolios prior to inception of a Sub-Account is provided by the Portfolios. The total return for any Sub-Account reflecting performance prior to such Sub-Account's inception is based on such information.



Because AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 7 SUB-ACCOUNTS) and (CLASS 8 SUB-ACCOUNTS) are new separate accounts they currently have no performance. Once they have performance, the performance quoted in any advertising should not be considered a representation of the performance of these Sub-Accounts in the future since performance is not fixed.


Net Investment Performance will depend on the type, quality and, for some of the Sub-Accounts, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Net Investment Performance will also depend on changes in the expenses of the Portfolios.

The information provided by these measures may be useful in comparing the performance of the Sub-Accounts that you may utilize. It may have only a limited usefulness in comparison with other annuities, given that, as of the date of this Statement, we were unaware of any annuities structured in a similar fashion. (To our knowledge, other variable immediate annuities are structured such that investment performance always directly affects the amount of each Annuity Payment, not any Inheritance Period.) These measures may be even less useful in providing a basis for comparison with other investments that neither provide some of the benefits of the Annuities or the benefits of other variable immediate annuities.

UNIT PRICE DETERMINATIONS: For each Sub-Account the initial Unit Price is $10.00. The Unit Price for each subsequent Valuation Period is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Period. The net investment factor is (1) divided by (2), less (3), where:

(1)      is the net result of:

          (a) the net asset value per share of the Portfolio at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

          (b) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(2)      is the net result of:

          (a) the net asset value per share of the Portfolio at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

          (b) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-Account.

(3)     is the mortality and expense risk charges and the administration charge.

We value the assets in each Sub-Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.


INDEPENDENT AUDITORS: The consolidated financial statements of American Skandia Life Assurance Corporation at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS: The General Counsel of American Skandia Life Assurance Corporation has passed on the legal matters with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.


FINANCIAL STATEMENTS: The financial statements which follow in Appendix A are those of American Skandia Life Assurance Corporation. Financial Statements for American Skandia Life Assurance Corporation Separate Account B Class 7 and Class 8 are not provided as the Accounts have not yet begun operations.

To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342.

                                   Appendix A

     Financial Statements for American Skandia Life Assurance Corporation and American Skandia Life Assurance Corporation Separate Account B Class 7 and Class 8



     (Financial Statements for American Skandia Life Assurance Corporation Separate Account B Class 7 and Class 8 are not provided as the Accounts have not yet begun operations.)

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
    American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the consolidated statements of financial condition of American Skandia Life Assurance Corporation (the "Company" which is a wholly-owned subsidiary of Skandia Insurance Company Ltd.) as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Skandia Life Assurance Corporation at December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP


Hartford, Connecticut
February  11,  2000,
except for Note 18 as to which the date is March 22, 2000

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                 Consolidated Statements of Financial Condition
                                 (in thousands)


                                                                                 As of December 31,
                                                                          1999                        1998
                                                                     ---------------            ----------------

ASSETS

Investments:
  Fixed maturities - at amortized cost                               $        3,360             $         8,289
  Fixed maturities - at fair value                                          198,165                     141,195
  Investment in mutual funds - at fair value                                 16,404                       8,210
  Derivative instruments                                                        189                           -
  Policy loans                                                                1,270                         569
                                                                      --------------              --------------

    Total investments                                                       219,388                     158,263

Cash and cash equivalents                                                    89,212                      77,525
Accrued investment income                                                     4,054                       2,880
Deferred acquisition costs                                                1,087,705                     721,507
Reinsurance receivable                                                        4,062                       4,191
Receivable from affiliates                                                        -                       1,161
Income tax receivable - deferred                                             51,726                      38,861
State insurance licenses                                                      4,263                       4,413
Fixed assets                                                                  3,305                         328
Other assets                                                                  4,533                       3,744
Separate account assets                                                  29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total assets                                                       $   30,849,414             $    18,848,273
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY


Liabilities:
Reserve for future contractowner benefits                            $       11,215             $        37,508
Policy reserves                                                              29,912                      25,545
Drafts outstanding                                                           51,059                      28,941
Accounts payable and accrued expenses                                       158,590                      91,827
Income tax payable                                                           24,268                       6,657
Payable to affiliates                                                        68,736                           -
Future fees payable to parent                                               576,034                     368,978
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               179,000                     193,000
Separate account liabilities                                             29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total Liabilities                                                      30,489,980                  18,597,856
                                                                     ---------------            ----------------

Shareholder's equity:
  Common stock, $100 and $80 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,000
  Additional paid-in capital                                                215,879                     179,889
  Retained earnings                                                         141,162                      64,993
  Accumulated other comprehensive income                                       (107)                      3,535
                                                                     ---------------            ----------------

    Total Shareholder's equity                                              359,434                     250,417
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                       $   30,849,414             $    18,848,273
                                                                     ===============            ================

                See notes to consolidated financial statements.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                      Consolidated Statements of Operations
                                 (in thousands)


                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------       -------------

REVENUES

Annuity and life insurance charges and fees              $     289,989        $    186,211        $    121,158
Fee income                                                      83,243              50,839              27,593
Net investment income                                           10,441              11,130               8,181
Premium income                                                   1,278                 874                 920
Net realized capital gains                                         578                  99                  87
Other                                                            1,832                 387                  75
                                                         --------------       -------------       -------------

  Total revenues                                               387,361             249,540             158,014
                                                         --------------       -------------       -------------


EXPENSES

Benefits:
  Annuity and life insurance benefits                              612                 558               2,033
  Change in annuity and life insurance policy reserves           3,078               1,053                  37
  Cost of minimum death benefit reinsurance                      2,945               5,144               4,545
  Return credited to contractowners                             (1,639)             (8,930)             (2,018)
                                                         --------------       -------------       -------------

                                                                 4,996              (2,175)              4,597

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                   206,350             167,790              90,496
  Interest expense                                              69,502              41,004              24,895
                                                         --------------       -------------       -------------

                                                               275,852             208,794             115,391
                                                         --------------       -------------       -------------

  Total benefits and expenses                                  280,848             206,619             119,988
                                                         --------------       -------------       -------------

    Income from operations before income tax                   106,513              42,921              38,026

      Income tax expense                                        30,344               8,154              10,478
                                                         --------------       -------------       -------------

        Net income                                       $      76,169        $     34,767        $     27,548
                                                         ==============       =============       =============

                See notes to consolidated financial statements.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                 Consolidated Statements of Shareholder's Equity
                                 (in thousands)


                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------      --------------      --------------

Common stock:
  Beginning balance                                      $       2,000       $       2,000       $       2,000
  Increase in par value                                            500                   -                   -
                                                         --------------      --------------      --------------

    Ending balance                                               2,500               2,000               2,000
                                                         --------------      --------------      --------------

Additional paid in capital:
  Beginning balance                                            179,889             151,527             122,250
  Transferred to common stock                                     (500)                  -                   -
  Additional contributions                                      36,490              28,362              29,277
                                                         --------------      --------------      --------------

    Ending balance                                             215,879             179,889             151,527
                                                         --------------      --------------      --------------

Retained earnings:
  Beginning balance                                             64,993              30,226               2,678
  Net income                                                    76,169              34,767              27,548
                                                         --------------      --------------      --------------

    Ending balance                                             141,162              64,993              30,226
                                                         --------------      --------------      --------------

Accumulated other comprehensive income:

  Beginning balance                                              3,535                 668                (584)
  Other comprehensive income                                    (3,642)              2,867               1,252
                                                         --------------      --------------      --------------

    Ending Balance                                                (107)              3,535                 668
                                                         --------------      --------------      --------------

      Total shareholder's equity                         $     359,434       $     250,417       $     184,421
                                                         ==============      ==============      ==============

                See notes to consolidated financial statements.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                      Consolidated Statements of Cash Flows
                                 (in thousands)


                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------      --------------

Cash flow from operating activities:

  Net income                                             $      76,169              34,767       $       27,548
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation                              1,495                 251                  223
      Deferred tax expense                                     (10,903)            (14,242)              (9,631)
      Change in unrealized losses on derivatives                 3,749                   -                    -
      Increase in policy reserves                                4,367               1,130                3,176
      Change in receivable from/payable to affiliates           69,897                 166               (1,321)
      Change in income tax payable                              17,611               7,704               (2,172)
      Increase in other assets                                    (789)             (1,173)                (415)
      Increase in accrued investment income                     (1,174)               (438)                (483)
      Decrease/(increase) in reinsurance receivable                129               2,152                 (268)
      Increase in deferred acquisition costs                  (366,198)           (174,804)            (190,969)
      Increase in accounts payable and accrued expenses         66,763              20,637                5,719
      Increase in drafts outstanding                            22,118               9,663                6,245
      Change in foreign currency translation, net                  701                 (22)                (34)
      Realized capital gain                                       (578)                (99)                (87)
                                                         --------------       -------------      --------------

        Net cash used in operating activities                 (116,643)            (114,308)           (162,469)
                                                         --------------       -------------      --------------

Cash flow from investing activites:

      Purchase of fixed maturity investments                   (99,250)            (31,828)            (28,905)
      Proceeds from sale and maturity of fixed
        maturity investments                                    36,226               4,049              10,755
      Purchase of derivatives                                   (4,974)                  -                   -
      Purchase of shares in mutual funds                       (17,703)             (7,158)             (5,595)
      Proceeds from sale of shares in mutual funds              14,657               6,086               1,415
      Purchase of fixed assets                                  (3,178)                (18)               (189)
      Increase in policy loans                                    (701)                118                (528)
                                                         --------------       -------------      --------------

        Net cash used in investing activities                  (74,923)            (28,751)            (23,047)
                                                         --------------       -------------      --------------

Cash flow from financing activities:

      Capital contribution from parent                          22,490               8,362              29,277
      Increase in future fees payable to parent                207,056             135,944             185,922
      Net withdrawals from contractowner accounts              (26,293)             (5,696)              6,959
                                                         --------------       -------------      --------------

        Net cash provided by financing activities               203,253             138,610             222,158
                                                         --------------       -------------      --------------

          Net increase/(decrease) in cash and cash
            equivalents                                         11,687              (4,449)             36,642

          Cash and cash equivalents at beginning of year        77,525              81,974              45,332
                                                         --------------       -------------      --------------

            Cash and cash equivalent at end of year      $      89,212              77,525       $      81,974
                                                         ==============       =============      ==============

     Income taxes paid                                   $      23,637              14,651       $      22,308
                                                         ==============       =============      ==============

      Interest paid                                      $      69,697              35,588       $      16,916
                                                         ==============       =============      ==============

                See notes to consolidated financial statements.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1.  ORGANIZATION AND OPERATION

    American Skandia Life Assurance Corporation (the "Company") is a wholly-owned subsidiary of American Skandia, Inc. ("ASI", formerly known as American Skandia Investment Holding Corporation) whose ultimate parent is Skandia Insurance Company Ltd., a Swedish Corporation.

    The Company develops long-term savings and retirement products which are distributed through its affiliated broker/dealer company, American Skandia Marketing, Incorporated ("ASM"). The Company currently issues variable life insurance and variable, fixed, market value adjusted and immediate annuities for individuals, groups and qualified pension plans.

    The Company has 99.9% ownership in Skandia Vida, S.A. de C.V. ("Skandia Vida") which is a life insurance company domiciled in Mexico. Skandia Vida had total shareholder's equity of $4,592,000 and $4,724,000 as of December 31, 1999, and 1998, respectively. The Company considers Mexico an emerging market and has invested in the Skandia Vida operations with the expectation of generating profits from long-term savings products in future years. As such, Skandia Vida has generated net losses of $2,523,000, $2,514,000 and $1,438,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.  Basis of Reporting

        The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions and balances have been eliminated in consolidation.

        Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

    B.  New Accounting Pronouncements

        In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use. The SOP, which has been adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP 98-1, the Company expensed all internal use software related costs as incurred. The Company has identified and capitalized $3,035,000 of costs associated with internal use software during 1999 and is amortizing the applicable costs on a straight-line basis over a three year period. At December 31, 1999, the unamortized balance was $2,920,000 and is included in fixed assets.

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Subsequently, in July 1999, FASB issued FAS 137 "Deferral of the Effective Date of FASB Statement 133". The adoption date was delayed to fiscal years beginning after June 15, 2000. The Company is currently evaluating the potential impact on its financial position.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    C.  Investments

        The Company has classified its fixed maturity investments as either held-to-maturity or available-for-sale. Investments classified as held-to-maturity are investments that the Company has the ability and intent to hold to maturity. Such investments are carried at amortized cost. Those investments which are classified as available-for-sale are carried at fair value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

        The Company has classified its mutual fund investments held in support of a deferred compensation plan are available-for-sale. Such investments are carried at fair value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

        Derivative instruments are recorded consistent with hedged items. The Company hedges the market value fluctuations of the guaranteed minimum death benefit ("GMDB") exposure embedded in its policy reserves and as such, the portion of the derivative instrument which constitutes an effective hedge is carried at market value. The cost associated with the portion of the instrument which is not considered an effective hedge is amortized to investment income over the life of the instrument.

        Policy loans are carried at their unpaid principal balances.

        Realized gains and losses on disposal of investments are determined by the specific identification method and are included in revenues.

    D.  Derivative Instruments

        During the second quarter of 1999, the Company's agreement to reinsure substantially all of its exposure on its GMDB liability was terminated and the business was recaptured, as the reinsurer had recently announced its intention to exit this market. In response, the Company instituted a hedge program to effectively manage the market risk associated with GMDB reserve fluctuations using put options. The cash invested in the put options is at risk to the extent that the value of the underlying index is less than the strike price at the exercise date. This would be offset by a corresponding decrease in the hedged GMDB exposure.

    E.  Cash Equivalents

        The Company considers all highly liquid time deposits, commercial paper and money market mutual funds purchased with a maturity of three months or less to be cash equivalents.

    F.  Fair Values of Financial Instruments

        The methods and assumptions used to determine the fair value of financial instruments are as follows:

        Fair values of fixed maturities with active markets are based on quoted market prices. For fixed maturities that trade in less active markets, fair values are obtained from an independent pricing service.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    F.  Fair Values of Financial Instruments (continued)

        Fair values of investments in mutual funds are based on quoted market prices.

        The fair value of the portion of the derivative instrument which constitutes an effective hedge is determined based on current value of the underlying index.

        The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these investments.

        The carrying value of short-term borrowing approximates fair value due to the short-term nature of these liabilities.

        Fair values of certain financial instruments, such as future fees payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

    G.  State Insurance Licenses

        Licenses to do business in all states have been capitalized and reflected at the purchase price of $6,000,000 less accumulated amortization. The cost of the licenses is being amortized on a straight line basis over 40 years.

    H.  Income Taxes

        The Company is included in the consolidated federal income tax return and combined state income tax return of an upstream company, Skandia AFS Development Holding Corporation and certain of its subsidiaries. In accordance with the tax sharing agreement, the federal and state income tax provisions are computed on a separate return basis as adjusted for consolidated items such as net operating loss carryforwards.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    I.  Recognition of Revenue and Contract Benefits

        Revenues for variable annuity contracts consist of charges against contractowner account values for mortality and expense risks, administration fees, surrender charges and an annual maintenance fee per contract. Benefit reserves for variable annuity contracts represent the account value of the contracts and are included in the separate account liabilities.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    I.  Recognition of Revenue and Contract Benefits (continued)

        Revenues for market value adjusted fixed annuity contracts consist of separate account investment income reduced by benefit payments and changes in reserves in support of contractowner obligations, all of which are included in return credited to contractowners. Benefit reserves for these contracts represent the account value of the contracts, and are included in the general account reserve for future contractowner benefits to the extent in excess of the separate account liabilities.

        Revenues for immediate annuity contracts without life contingencies consist of net investment income. Revenues for immediate annuity contracts with life contingencies consist of single premium payments recognized as annuity considerations when received. Benefit reserves for these contracts are based on the Society of Actuaries 1983 Table-a with assumed interest rates that vary by issue year. Assumed interest rates ranged from 6.25% to 8.25% at December 31, 1999 and 1998.

        Revenues for variable life insurance contracts consist of charges against contractowner account values for mortality and expense risk fees, cost of insurance fees, taxes and surrender charges. Certain contracts also include charges against premium to pay state premium taxes. Benefit reserves for variable life insurance contracts represent the account value of the contracts and are included in the separate account liabilities.

    J.  Deferred Acquisition Costs

        The costs of acquiring new business, which vary with and are primarily related to the production of new business, are being deferred net of reinsurance. These costs include commissions, costs of contract issuance, and certain selling expenses that vary with production. These costs are being amortized generally in proportion to expected gross profits from surrender charges, policy and asset based fees and mortality and expense margins. This amortization is adjusted retrospectively and prospectively when estimates of current and future gross profits to be realized from a group of products are revised.

        Details of the deferred acquisition costs and related amortization for the years ended December 31, are as follows:


                           (in thousands)                        1999                    1998                  1997
                                                                 ----                    ----                  ----

                  Balance at beginning of year                   $721,507              $546,703              $355,734
                                                                 --------              --------              --------

                  Acquisition costs deferred

                     during the year                              450,059               261,432               243,476

                  Acquisition costs amortized

                     during the year                              (83,861)              (86,628)              (52,507)
                                                                 ---------             --------              --------

                                                                  366,198               174,804               190,969
                                                                  -------               -------               -------

                  Balance at end of year                       $1,087,705              $721,507              $546,703
                                                               ==========              ========              ========

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    K.  Reinsurance

        The Company cedes reinsurance under modified co-insurance arrangements. These reinsurance arrangements provide additional capacity for growth in supporting the cash flow strain from the Company's variable annuity and variable life insurance business. The reinsurance is effected under quota share contracts.

        As noted in Note 2D, the Company reinsured its exposure to market fluctuations associated with its GMDB liability in 1999, 1998 and the beginning of 1997. Under this reinsurance agreement, the Company ceded premiums of $2,945,000, $5,144,000 and $4,545,000; received claim
        reimbursements   of  $242,000,   $9,000  and  $46,000;   and,   recorded
        increases/(decreases) in reserves of ($2,763,000), ($323,000) and $918,000 in each of the three years, respectively.

        At December 31, 1999 and 1998, in accordance with the provisions of a modified coinsurance agreement, the Company accrued $41,000 and $1,976,000, respectively, for amounts receivable from favorable reinsurance experience on a block of variable annuity business.

    L.  Translation of Foreign Currency

        The financial position and results of operations of the Company's Mexican subsidiary are measured using local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the exchange rate in effect at each year-end. Statements of income and shareholder's equity accounts are translated at the average rate prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are reported as a component of other comprehensive income.

    M.  Separate Accounts

        Assets and liabilities in Separate Accounts are included as separate captions in the consolidated statements of financial condition. Separate Account assets consist principally of long term bonds, investments in mutual funds, short-term securities and cash and cash equivalents, all of which are carried at fair value. The investments are managed predominately through the Company's investment advisory affiliate, American Skandia Investment Services, Inc. ("ASISI"), utilizing various fund managers as sub-advisors. The remaining investments are managed by independent investment firms. The contractowner has the option of directing funds to a wide variety of mutual funds. The investment risk on the variable portion of a contract is borne by the contractowner. A fixed option with a minimum guaranteed interest rate is also available. The Company is responsible for the credit risk associated with these investments.

        Included in Separate Account liabilities are $896,205,000 and $771,195,000 at December 31, 1999 and 1998, respectively, relating to annuity contracts for which the contractowner is guaranteed a fixed rate of return. Separate Account assets of $896,205,000 and $771,195,000 at December 31, 1999 and 1998, respectively, consisting of long term bonds, short term securities, transfers due from the general account and cash and cash equivalents which are held in support of these annuity contracts, pursuant to state regulation.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    N.  Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates and assumptions are related to deferred acquisition costs and involve policy lapses, investment return and maintenance expenses. Actual results could differ from those estimates.

3.  COMPREHENSIVE INCOME

    The components of comprehensive income, net of tax, for the years ended December 31, 1998, 1997 and 1996 were as follows:


                  (in thousands)                                           1999              1998           1997
                                                                           ----              ----           ----

         Net income                                                       $76,169          $34,767         $27,548
         Other comprehensive income:
            Unrealized investment gains/(losses) on
               available for sale securities                               (3,082)           2,751           1,288
            Reclassification adjustment for realized
               losses/(gains) included in investment income                (1,016)             138             (14)
                                                                           -------       ---------       ---------
            Net unrealized gains/(losses) on securities                    (4,098)           2,889           1,274

            Foreign currency translation                                      456              (22)            (22)
                                                                        ---------       ----------      ----------

         Other comprehensive income                                        (3,642)           2,867           1,252
                                                                         ---------        --------        --------

         Comprehensive income                                             $72,527          $37,634         $28,800
                                                                          =======          =======         =======

    The components of accumulated other comprehensive income, net of tax, as of December 31, 1999 and 1998 were as follows:


                  (in thousands)                                         1999                  1998
                                                                         ----                  ----

         Unrealized investment gains                                     ($255)                $3,843
         Foreign currency translation                                      148                   (308)
                                                                        ------                -------

         Accumulated other comprehensive income                          ($107)                $3,535
                                                                         ======                ======

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

4.  INVESTMENTS

    The amortized cost, gross unrealized gains/losses and estimated fair value of available-for-sale and held-to-maturity fixed maturities and investments in mutual funds as of December 31, 1999 and 1998 are shown below. All securities held at December 31, 1999 and 1998 were publicly traded.

    Investments in fixed maturities as of December 31, 1999 consisted of the following:


                  (in thousands)                                     Held-to-Maturity

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value

         U.S. Government

            obligations                      $1,105                $  -             $ (1)                $1,104

         Corporate securities                 2,255                   -              (15)                 2,240
                                              -----                ----             -----               -------

            Totals                           $3,360                $  -             $(16)                $3,344
                                             ======                ====             =====                ======



                  (in thousands)                                     Available-for-Sale

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value

         U.S. Government

            obligations                   $  81,183                $  -           $ (678)             $  80,505

         Obligations of
            state and political
            subdivisions                        253                                   (3)                   250

         Corporate securities               121,859                   -           (4,449)               117,410
                                          ---------                ----            ------             ---------

            Totals                         $203,295                $  -         $ (5,130)              $198,165
                                           ========                ====         =========              ========


         The amortized cost and fair value of fixed maturities, by contractual maturity, at December 31, 1999 are shown below.

                  (in thousands)                        Held-to-Maturity                  Available-for-Sale
                                                        ----------------                  ------------------

                                                    Amortized          Fair             Amortized           Fair
                                                      Cost             Value              Cost              Value

         Due in one year or less                      $3,107          $3,097       $           -  $           -

         Due after one through five years                253             247             130,284            128,250

         Due after five through ten years                  -               -              73,011             69,915
                                                  ----------      ----------          ----------         ----------

               Total                                  $3,360          $3,344            $203,295           $198,165
                                                      ======          ======            ========           ========


                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

4.  INVESTMENTS (continued)

    Investments in fixed maturities as of December 31, 1998 consisted of the following:


                  (in thousands)                       Held-to-Maturity

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government

            obligations                       $3,774                 $57                   $-                $3,831

         Obligations of
            state and political
            subdivisions                           -                   -                    -                     -

         Corporate

            securities                         4,515                  34                    -                 4,549
                                             -------                ----                  ---               -------

               Totals                         $8,289                 $91                  $ -                $8,380
                                              ======                 ===                  ===                ======


                  (in thousands)                       Available for Sale

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government

            obligations                     $ 17,399              $  678                 $  -             $  18,077

         Obligations of
            state and political

            subdivisions                         253                   7                    -                   260

         Corporate

            securities                       117,774               5,160                 (76)               122,858
                                           ---------             -------              -------            ----------

               Totals                       $135,426              $5,845               $ (76)              $141,195
                                            ========              ======               ======              ========


         Proceeds from sales of fixed maturities during 1999, 1998 and 1997 were $32,196,000, $999,000, and $5,056,000, respectively. Proceeds from maturities during 1999, 1998 and 1997 were $4,030,000,  $3,050,000, and
         $5,700,000, respectively.


                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

4.  INVESTMENTS (continued)

    The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 1999 and 1998 are shown below:


                  (in thousands)                                 Gross             Gross
                                                              Unrealized        Unrealized              Fair
                                             Cost                Gains            Losses                Value

         1999                              $11,667              $4,763           $ (26)               $16,404
                                           =======              ======           ======               =======

         1998                               $8,068                $416          $ (274)                $8,210
                                            ======                ====          =======                ======


     Net realized  investment gains (losses) were as follows for the years ended
     December 31:

                  (in thousands)                                  1999                  1998                1997
                                                                ------                  ----                ----

         Fixed maturities:
           Gross gains                                        $    253                 $    -              $  10
           Gross losses                                           (228)                    (1)                -
         Investment in mutual funds:
           Gross gains                                             990                    281                116
           Gross losses                                           (437)                  (181)               (39)
                                                               -------                 ------             ------

         Totals                                                 $  578                  $  99              $  87
                                                                ======                  =====              =====

5.  NET INVESTMENT INCOME

    The sources of net investment income for the years ended December 31, 1999, 1998 and 1997 were as follows:

                  (in thousands)                                1999                   1998                1997
                                                                ----                   ----                ----

         Fixed maturities                                      $ 9,461               $  8,534             $6,617
         Cash and cash equivalents                               2,159                  1,717              1,153
         Investment in mutual funds                                 32                  1,013                554
         Policy loans                                               31                     45                 28
         Derivative Instruments                                 (1,036)                     -                  -
                                                             ---------             ----------          ---------

         Total investment income                                10,647                 11,309              8,352
         Investment expenses                                       206                    179                171
                                                            ----------             ----------           --------

         Net investment income                                 $10,441                $11,130             $8,181
                                                               =======                =======             ======

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

6.  INCOME TAXES

    The significant components of income tax expense for the years ended December 31 were as follows:


                (in thousands)                                 1999                  1998                  1997
                                                               ----                  ----                  ----

         Current tax expense                                  $41,248               $22,384               $20,108

         Deferred tax benefit                                 (10,904)              (14,230)               (9,630)
                                                              --------             --------             ---------

         Total income tax expense                             $30,344              $  8,154               $10,478
                                                              =======              ========               =======

         The tax effects of significant items comprising the Company's deferred tax balance as of December 31, 1999 and 1998, are as follows:


                  (in thousands)                                         1999                         1998
                                                                         ----                         ----

         Deferred tax liabilities:
             Deferred acquisition costs                                ($321,873)                  ($210,731)
             Payable to reinsurers                                       (26,733)                    (25,585)
             Policy fees                                                  (1,146)                       (859)
             Net unrealized gains                                            (80)                     (2,069)
                                                                    ------------                 -----------

             Total                                                      (349,832)                   (239,244)
                                                                        --------                   ---------

         Deferred tax assets:
             Net separate account liabilities                            333,521                     225,600
             Future contractowner benefits                                 3,925                      13,128
             Other reserve differences                                    39,645                      25,335
             Deferred compensation                                        18,844                       9,619
             Surplus notes interest                                        5,030                       3,375
             Foreign exchange translation                                    137                         166
             Other                                                           456                         882
                                                                     -----------                ------------
             Total                                                       401,558                     278,105
                                                                        --------                   ---------

             Income tax receivable - deferred                          $  51,726                   $  38,861
                                                                       =========                   =========

         Management believes that based on the taxable income produced in the current year and the continued growth in annuity products, the Company will produce sufficient taxable income in the future to realize its deferred tax asset.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

6.  INCOME TAXES (continued)

    The income tax expense was different from the amount computed by applying the federal statutory tax rate of 35% to pre-tax income from continuing operations as follows:


                  (in thousands)                                    1999               1998                 1997
                                                                    ----               ----                 ----

         Income (loss) before taxes
             Domestic                                             $109,036             $45,435             $39,464
             Foreign                                                (2,523)             (2,514)             (1,438)
                                                                 ----------          ---------           ---------
             Total                                                 106,513              42,921              38,026

             Income tax rate                                            35%                 35%                 35%
                                                                 ---------           ---------           ---------

         Tax expense at federal
             statutory income tax rate                              37,280              15,022              13,309

         Tax effect of:
             Dividend received deduction                            (9,572)             (9,085)             (4,585)
             Losses of foreign subsidiary                              883                 880                 503
             Meals and entertainment                                   664                 487                 340
             State income taxes                                      1,071                 673                 577
             Other                                                      18                 177                 334
                                                                 ---------            --------             -------

         Income tax expense                                      $  30,344            $  8,154             $10,478
                                                                 =========            ========             =======

7.  RECEIVABLE FROM/PAYABLE TO AFFILIATES

    Certain operating costs (including personnel, rental of office space, furniture, and equipment) have been charged to the Company at cost by American Skandia Information Services and Technology Corporation ("ASIST"), an affiliated company; and likewise, the Company has charged operating costs to ASISI. The total cost to the Company for these items was $11,136,000, $7,722,000, and $5,572,000 for the years ended December 31, 1999, 1998 and
    1997, respectively. Income received for these items was $3,919,000, $1,355,000 and $3,225,000 for the years ended December 31, 1999, 1998 and
    1997, respectively.

    The Company had a $10 million short-term loan payable to ASI at December 31, 1999 and 1998. The total interest expense thereon to the Company was $585,000, $622,000 and $642,000 for the years ended December 31, 1999, 1998 and 1997 respectively, of which $182,000 was payable as of December 31, 1999 and 1998.

    Beginning in 1999, the Company was reimbursed by ASM for certain distribution related costs associated with the sales of business through an investment firm where ASM serves as an introducing broker dealer. Under this agreement, the expenses reimbursed in 1999 were $1,441,000. As of December 31,1999, amounts receivable under this agreement were $245,000.

    As of December 31,1999, the Company had received $71,000,000 from ASI in advance of the sale of certain rights to receive future fees and contract charges. This sale is expected to be completed in the first quarter of 2000.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

8.  FUTURE FEES PAYABLE TO PARENT

    In a series of transactions with ASI, the Company sold certain rights to receive future fees and contract charges expected to be realized on variable portions of designated blocks of deferred annuity contracts. The effective dates and issue periods these transactions cover are as follows:


                                   Closing           Effective           Contract Issue
               Transaction           Date              Date                  Period

                   1996-1           12/16/96            9/1/96         1/1/94   -   6/30/96
                   1997-1            7/23/97            6/1/97         3/1/96   -   4/30/97
                   1997-2           12/30/97           12/1/97         5/1/95   -  12/31/96
                   1997-3           12/30/97           12/1/97         5/1/96   -  10/31/97
                   1998-1            6/30/98            6/1/98         1/1/97   -   5/31/98
                   1998-2           11/10/98           10/1/98         5/1/97   -   8/31/98
                   1998-3           12/30/98           12/1/98         7/1/96   -  10/31/98
                   1999-1            6/23/99            6/1/99         4/1/94   -   4/30/99
                   1999-2           12/14/99           10/1/99        11/1/98   -   7/31/99

    In connection with these transactions, ASI issued collateralized notes in a private placement which are secured by the rights to receive future fees and charges purchased from the Company.

    Under the terms of the Purchase Agreements, the rights sold provide for ASI to receive a percentage (80% or 100% depending on the underlying commission option) of future mortality and expense charges and contingent deferred sales charges, after reinsurance, expected to be realized over the remaining surrender charge period of the designated contracts (6 to 8 years).

    The Company did not sell the right to receive future fees and charges after the expiration of the surrender charge period.

    The proceeds from the sales have been recorded as a liability and are being amortized over the remaining surrender charge period of the designated contracts using the interest method. The present values of the transactions as of the respective effective date were as follows:


                                                                                       Present
         (in thousands)           Transaction             Discount Rate                 Value
                                  -----------             -------------                 -----

                                    1996-1                    7.5%                     $50,221
                                    1997-1                    7.5%                      58,767
                                    1997-2                    7.5%                      77,552
                                    1997-3                    7.5%                      58,193
                                    1998-1                    7.5%                      61,180
                                    1998-2                    7.0%                      68,573
                                    1998-3                    7.0%                      40,128
                                    1999-1                    7.5%                     120,632
                                    1999-2                    7.5%                     145,078

         Payments representing fees and charges in the aggregate amount of $131,420,000, $69,226,000 and $22,250,000 were made by the Company to the Parent for the years ended December 31, 1999, 1998 and 1997, respectively. Related interest expense of $52,840,000, $22,978,000 and $6,842,000 has been included in the statement of income for the years ended December 31, 1999, 1998 and 1997, respectively.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

8.  FUTURE FEES PAYABLE TO PARENT (continued)

    Expected payments of future fees payable to ASI as of December 31, 1999 are as follows:


                                            Year Ended

          (in thousands)                    December 31,                     Amount
                                            -----------                      ------

                                               2000                         $103,975
                                               2001                          107,262
                                               2002                          106,491
                                               2003                           97,550
                                               2004                           78,512
                                               2005                           51,839
                                               2006                           25,712
                                               2007                            4,693
                                                                           ---------
                                              Total                         $576,034

         The Commissioner of the State of Connecticut has approved the sale of future fees and charges; however, in the event that the Company becomes subject to an order of liquidation or rehabilitation, the Commissioner has the ability to stop the payments due to the Parent under the Purchase Agreement subject to certain terms and conditions.

9.       LEASES

         The Company leases office space under a lease agreement established in 1989 with ASIST. The lease expense for 1999, 1998 and 1997 was $5,003,000, $3,588,000 and $2,428,000 respectively. Future minimum lease payments per year and in aggregate as of December 31, 1999 are as follows:

         (in thousands)             2000                               $  7,004
                                    2001                                  7,004
                                    2002                                  6,854
                                    2003                                  6,756
                                    2004                                  6,929
                                    2005 and thereafter                  51,865
                                                                       --------

                                    Total                               $86,412
                                                                        =======


10.      RESTRICTED ASSETS

         To comply with certain state insurance departments' requirements, the Company maintains cash, bonds and notes on deposit with various states. The carrying value of these deposits amounted to $4,868,000 and $3,747,000 as of December 31, 1999, and 1998, respectively. These deposits are required to be maintained for the protection of contractowners within the individual states.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         On November 8, 1999, the Board of Directors authorized the Company to increase the par value of its capital stock from $80 per share to $100 per share in order to comply with minimum capital levels as required by the California Department of Insurance. This transaction resulted in a corresponding decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

         Statutory basis shareholder's equity was $286,385,000 and $285,553,000 at December 31, 1999 and 1998, respectively.

         The  statutory  basis  net  loss  was   $17,672,000,   $13,152,000  and
         $8,970,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         Under various state insurance laws, the maximum amount of dividends that can be paid to shareholders without prior approval of the state insurance department is subject to restrictions relating to statutory surplus and net gain from operations. At December 31, 1999, no amounts may be distributed without prior approval.

12.      EMPLOYEE BENEFITS

         The Company has a 401(k) plan for which substantially all employees are eligible. Under this plan, the Company contributes 3% of salary for all participating employees and matches employee contributions at a 50%
         level up to an additional 3% Company contribution. Company contributions to this plan on behalf of the participants were $3,164,000, $2,115,000 and $1,220,000 for the years ended December 31,
         1999, 1998 and 1997, respectively.

         The Company has a deferred compensation plan, which is available to the internal field marketing staff and certain officers. Company contributions to this plan on behalf of the participants were $193,000, $342,000 and $270,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Company and an affiliate cooperatively have a long-term incentive program under which units are awarded to executive officers and other personnel. The Company also has a profit sharing program which benefits all employees below the officer level. These programs consist of multiple plans with new plans instituted each year. Generally, participants must remain employed by the Company or its affiliates at the time such units are payable in order to receive any payments under the program. The accrued liability representing the value of these units was $42,619,000 and $21,372,000 as of December 31, 1999 and 1998,
         respectively. Payments under this plan were $4,079,000, $2,407,000 and $1,119,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

13.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 1999, 1998 and 1997 is as follows:

         (in thousands)                                   1999
                                                          ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners

         Gross                   $326,670                    $315                 ($1,397)
         Ceded                    (36,681)                  2,763                    (242)
                                 --------                  ------                 --------
         Net                     $289,989                  $3,078                 ($1,639)
                                 ========                  ======                 ========


                                                          1998
                                                          ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners

         Gross                   $215,425                 $   691                 ($8,921)
         Ceded                    (29,214)                    362                      (9)
                                 --------                  ------                 --------
         Net                     $186,211                  $1,053                 ($8,930)
                                 ========                  ======                 ========


                                                          1997
                                                          ----

                             Annuity and life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners

         Gross                   $144,417                    $955                 ($1,972)
         Ceded                    (23,259)                   (918)                    (46)
                                 --------                   -----                 --------
         Net                     $121,158                   $  37                 ($2,018)
                                 ========                   =====                 ========

         Such ceded reinsurance does not relieve the Company of its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations assumed under the reinsurance agreements.

                   AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION
         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

14.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash. Surplus notes outstanding as of December 31, 1999 and 1998 were as follows:


              (in thousands)
                                                                                            Interest for the
                                        Interest          1999          1998           Years Ended December 31,
              Issue Date                  Rate          Amount         Amount        1999         1998        1997
              ----------                  ----          ------         ------        ----         ----        ----

         December 29, 1993                6.84%                -             -             -        1,387       1,387
         February 18, 1994                7.28%           10,000        10,000           738          738         738
         March 28, 1994                   7.90%           10,000        10,000           801          801         801
         September 30, 1994               9.13%           15,000        15,000         1,389        1,389       1,389
         December 28, 1994                9.78%                -        14,000         1,308        1,388       1,388
         December 19, 1995                7.52%           10,000        10,000           762          762         762
         December 20, 1995                7.49%           15,000        15,000         1,139        1,139       1,139
         December 22, 1995                7.47%            9,000         9,000           682          682         682
         June 28, 1996                    8.41%           40,000        40,000         3,411        3,411       3,411
         December 30, 1996                8.03%           70,000        70,000         5,698        5,699       5,699

         Total                                          $179,000      $193,000       $15,928      $17,396     $17,396
                                                        ========      ========       =======      =======     =======

         The surplus note for $14,000,000 dated December 28, 1994 was converted to additional paid-in capital on December 10, 1999. A surplus note for $20,000,000 dated December 29, 1993 was converted to additional paid-in capital on December 31, 1998. All surplus notes mature seven years from the issue date.

         Payment of interest and repayment of principal for these notes is subject to certain conditions and require approval by the Insurance Commissioner of the State of Connecticut. At December 31, 1999 and 1998, $14,372,000 and $9,644,000, respectively, of accrued interest on surplus notes was not approved for payment under these criteria.

15.      SHORT-TERM BORROWING

         The Company had a $10 million short-term loan payable to the Parent at December 31, 1999 and 1998. The total interest expense to the Company was $585,000, $622,000 and $642,000 and for the years ended December 31, 1999, 1998 and 1997, respectively, of which $197,000 and $182,000 was payable as of December 31, 1999 and 1998, respectively.

16.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 99% of the Company's separate account liabilities are subject to discretionary withdrawal by contractowners at market value or with market value adjustment. Separate account assets which are carried at fair value are adequate to pay such withdrawals which are generally subject to surrender charges ranging from 10% to 1% for contracts held less than 10 years.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

17.      SEGMENT REPORTING

         During 1998, to complement its annuity products, the Company launched specific marketing and operational activities towards the release of variable life insurance and qualified retirement plan annuity products. Assets under management and sales for the products other than variable annuities have not been significant enough to warrant full segment disclosures as required by SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

18.      SUBSEQUENT EVENT

         On March 22, 2000, the Company sold certain rights to receive future fees and contract charges expected to be received on variable portions of deferred annuity contracts issued between August 1, 1999 and January 31, 2000. This transaction is the latest in a series of agreements with ASI, as described in Note 8.

         This transaction has an effective date of March 22, 2000. The present value as of this date, discounted at 7.5%, was $171,781,000.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:


                   (in thousands)                                            Three months Ended
                                                                             ------------------
                                                     March 31          June 30      September 30       December 31
                                                     --------          -------      ------------       -----------
                       1999
         Premiums and other insurance
            revenues                                   $78,412           $88,435          $97,955          $111,540
         Net investment income                           2,654             2,842            2,735             2,210
         Net realized capital gains                        295                25              206                52
                                                    ----------       -----------       ----------       -----------
         Total revenues                                 81,361            91,302          100,896           113,802

         Benefits and expenses                          64,107            67,803           71,597            77,341
                                                      --------          --------         --------          --------

         Pre-tax net income                             17,254            23,499           29,299            36,461

         Income taxes                                    3,844             7,142            7,898            11,460
                                                     ---------         ---------        ---------           -------

         Net income                                   $ 13,410          $ 16,357         $ 21,401           $25,001
                                                      ========          ========         ========           =======


                                  1998

         Premiums and other insurance
            revenues                                   $50,593           $57,946          $62,445           $67,327
         Net investment income                           3,262             2,410            2,469             2,989
         Net realized capital gains (losses)               156                13              (46)              (24)
                                                    ----------       -----------      -----------       -----------
         Total revenues                                 54,011            60,369           64,868            70,292

         Benefits and expenses                          46,764            42,220           48,471            69,164
                                                      --------          --------         --------          --------

         Pre-tax net income                              7,247            18,149           16,397             1,128

         Income taxes                                    1,175             4,174            2,223               582
                                                     ---------         ---------         --------         ---------

         Net income                                   $  6,072           $13,975          $14,174          $    546
                                                      ========           =======          =======          ========


                       1997
         Premiums and other insurance
            revenues                                   $30,186           $34,056          $41,102           $44,402
         Net investment income                           1,369             2,627            2,031             2,154
         Net realized capital gains                         20                43               21                 3
                                                   -----------       -----------      -----------      ------------
         Total revenues                                 31,575            36,726           43,154            46,559

         Benefits and expenses                          18,319            30,465           31,179            40,025
                                                      --------          --------         --------          --------

         Pre-tax net income                             13,256             6,261           11,975             6,534

         Income taxes                                    4,260             2,614            3,354               250
                                                     ---------         ---------        ---------        ----------

         Net income                                   $  8,996          $  3,647         $  8,621          $  6,284
                                                      ========          ========         ========          ========



VIA (Class 7



VIA-S (Class 7)


                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Copy of the resolution of the board of directors of Depositor  authorizing the establishment of the Registrant for
                  Separate  Account B filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No. 33-87010,
                  filed March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)        (a)  Form  of  revised  Principal   Underwriting   Agreement
                         between American Skandia Life Assurance Corporation and
                         American  Skandia  Marketing,  Incorporated,   formerly
                         known as Skandia  Life Equity Sales  Corporation  filed
                         via  EDGAR  with  Post-Effective  Amendment  No.  6  to
                         Registration  Statement  No.  33-87010,  filed March 2,
                         1998.

                    (b)  Form of Revised Dealer  Agreement  filed via EDGAR with
                         Post-Effective   Amendment   No.   7  to   Registration
                         Statement No. 33-87010, filed April 24, 1998.

         (4)        (a)  Copy of the Form of Annuity Contract.                  FILED HEREWITH


                    (b) Copy of Required Minimum Distribution Endorsement filed via EDGAR in the Initial Registration Statement to Registration Statement No. 333-93775, filed December
                         29, 1999.

         (5) A copy of the application form used with the Annuity filed via EDGAR with Pre-Effective Amendment No. 1 to Registration
                    Statement No. 333-91633, filed April 28, 2000.


         (6)        (a)  Copy of the  certificate of  incorporation  of American
                         Skandia Life Assurance Corporation filed via EDGAR with
                         Post-Effective   Amendment   No.   6  to   Registration
                         Statement No. 33-87010, filed March 2, 1998.

                    (b)  Copy of the By-Laws of American  Skandia Life Assurance
                         Corporation   filed  via  EDGAR   with   Post-Effective
                         Amendment No. 6 to Registration Statement No. 33-87010,
                         filed March 2, 1998.

         (7)      Annuity Reinsurance Agreements between Depositor and:

               (a)  Transamerica Occidental Life Assurance Company effective May
                    1, 1995, filed via EDGAR with Post-effective Amendment No. 3 to Registration Statement No. 33-87010, filed April 25,
                    1996.

               (b)  PaineWebber  Life  Insurance  Company  effective  January 1,
                    1995, filed via EDGAR with Post-effective Amendment No. 3 to
                    Registration Statement No. 33-87010, filed April 25, 1996.

               (c)  Connecticut General Life Insurance Company effective January
                    1, 1995, filed via EDGAR with Post-effective Amendment No. 3 to Registration Statement No. 33-87010, filed April 25,
                    1996.

         (8)      Agreements between Depositor and:

               (a)  American  Skandia Trust filed via EDGAR with  Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-87010, filed February 25, 1997 (At such time, what later became
                    American  Skandia  Trust was known as the  Henderson  Global
                    Asset Trust).

               (b)  The  Montgomery  Funds III  filed  via EDGAR in the  Initial
                    Registration   Statement  to   Registration   Statement  No.
                    333-08853, filed July 25, 1996.

               (c)  Rydex  Variable  Trust  filed via EDGAR with  Post-Effective
                    Amendment No. 8 to Registration  Statement  33-87010,  filed
                    April 26, 1999.

               (d)  Evergreen  Variable  Annuity  Trust  filed  via  EDGAR  with
                    Post-Effective Amendment No. 9 to Registration Statement No.
                    33-87010.

               (e)  INVESCO Variable Investment Funds, Inc. filed via EDGAR with
                    Post-Effective Amendment No. 9 to Registration Statement No.
                    33-87010.

               (f)  ProFunds  VP filed via EDGAR with  Post-Effective  Amendment
                    No. 9 to Registration Statement No. 33-87010.

         (9)      Opinion and Consent of Counsel.                               FILED HEREWITH

         (10)      Consent of Ernst & Young LLP                                 FILED HEREWITH

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation of Performance  Information  for  Advertisement  of  Performance  filed via EDGAR with  Post-effective
                  Amendment No. 12 to Registration Statement No. 33-44436, filed
                  April 29, 1996.

(14)     Financial Data Schedule

Item 25. Directors and Officers of the Depositor: The Directors and Officers of the Depositor are as follows:



Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Patricia J. Abram                                             Senior Vice President                            Senior Vice President
48                                                                                                       and National Sales Manager,
                                                                                                                      Variable Life:
                                                                                                                   American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Abram joined us in 1998.  She  previously  held the  position of Senior Vice  President,  Chief  Marketing  Officer with Mutual
Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
30                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Kimberly Anderson                                             Vice President                                         Vice President,
33                                                                                                           National Sales Manager/
                                                                                                                    Qualified Plans:
                                                                                            American Skandia Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
31                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Arena joined us in 1995. He previously held an internship position with KPMG
Peat  Marwick in 1994 and the position of Group Sales  Representative  with Paul
Revere Insurance from October, 1990 to August, 1993.

Gordon C. Boronow                                             President and                                            President and
47                                                            Deputy Chief Executive Officer         Deputy Chief Executive Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President,
35                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
44                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi                                                Chief Executive                    Senior Executive Vice President and
55                                                            Officer and                      Member of Executive Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Carl Cavaliere                                                Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cavaliere joined us in 1998. He previously held the position of Director of Operations with Aetna, Inc. since 1989.

Y.K. Chan                                                     Senior Vice President                            Senior Vice President
42                                                                                                    and Chief Information Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Mr. Chan joined us in 1999. He previously held the position of Chief Information
Officer with E.M. Warburg Pincus from January 1995 until April 1999 and the position of Vice President, Client Server Application Development with Scudder,
Stevens and Clark from January 1991 until January 1995.




Lucinda C. Ciccarello                                         Vice President                           Vice President, Mutual Funds:
41                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello joined us in 1997. She previously held the position of Assistant
Vice President with Phoenix Duff & Phelps since 1984.

Lincoln R. Collins                                            Senior Vice President                           Senior Vice President:
39                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cronin joined us in 1998. He previously held the position of  Manager/Client
Investor with Columbia Circle Investors since 1995.

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
46                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Harold Darak                                                  Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.   Darak   joined  us  in  1999.   He   previously   held  the   position  of
Consultant/Senior Manager with Deloitte & Touche since 1998 and the positions of
Second  Vice  President  with The  Guardian  since 1996 and The  Travelers  from
October, 1982 until December, 1995.

Wade A. Dokken                                                Deputy Chief Executive Officer                           DCEO and COO:
40                                                            and Chief Operating Officer                      American Skandia Life
                                                              Director (since July, 1991)                      Assurance Corporation


Elaine C. Forsyth                                             Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
53                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Berthann Jones                                                Vice President                                         Vice President:
45                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Jones  joined  us in  1997.  She  previously  held  the  position  of  Vice
President/Trust  Officer with Ridgefield Bank since 1996 and Manager with Wright
Investors Service since 1993.

Ian Kennedy                                                   Senior Vice President                           Senior Vice President,
52                                                                                                                 Customer Service:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Mr. Ian Kennedy joined us in 1998. He previously was self-employed since 1996 and held the position of Vice President, Customer Service with SunLife of Canada from September, 1968 to August, 1995.

T. Richard Kennedy                                            General Counsel and                                   General Counsel:
65                                                            Director (since March, 2000)                     American Skandia Life
                                                                                                               Assurance Corporation

Mr. T. Richard Kennedy joined us in 1999. He previously was Managing Partner with the law firm of Werner & Kennedy.

N. David Kuperstock                                           Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
47                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
45                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Senior Vice President,                          Senior Vice President,
38                                                            Treasurer and                                            Treasurer and
                                                              Corporate Controller                             Corporate Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President at Allmerica Financial since 1994.

Michael A. Murray                                             Senior Vice President                                  Vice President,
31                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Brian O'Connor                                                Vice President                                         Vice President,
35                                                                                                           National Sales Manager,
                                                                                                               Internal Wholesaling:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

M. Patricia Paez                                              Vice President                                         Chief of Staff:
39                                                                                                            American Skandia, Inc.

Polly Rae                                                     Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                         Vice President:
44                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Ray  joined us in 1999.  She  previously  held the  position  of First Vice
President with Prudential  Securities since 1997 and Vice President with Merrill
Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
50                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                         Executive Vice President
55                                                                                                           National Sales Manager:
                                                                                                                   American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President,
33                                                                                                Intellectual Resources Department:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Ms. Stockla joined us in 1998. She previously held the position of Manager, Application Development with Citizens Utilities Company since 1996 and HRIS Tech
Support Representative with Yale New Haven Hospital since 1993.

William H. Strong                                             Vice President                                         Vice President:
56                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously held the position of Vice President with American Financial Systems from June 1994 to October 1997 and the position of Actuary with Connecticut Mutual Life from June 1965 to June 1994.

Leslie S. Sutherland                                          Vice President                                         Vice President,
46                                                                                                    National Key Accounts Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
42                                                            Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Christian A. Thwaites                                         Senior Vice President                           Senior Vice President,
42                                                                                                      National Marketing Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Mr. Thwaites joined us in 1996. He previously held the position of consultant with Monitor Company since October 1995 and Vice President with Aetna, Inc.
since 1995.





Mary Toumpas                                                  Vice President                                      Vice President and
48                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms. Toumpas  joined us in 1997.  She  previously  held the position of Assistant
Vice President with Chubb Life/Chubb Securities since 1973.

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President,
52                                                            Director (since September, 1994)               National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Deborah G. Ullman                                             Senior Vice President                        Senior Vice President and
45                                                                                                          Chief Operating Officer:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ullman joined us in 1998. She previously held the position of Vice President with Aetna, Inc. since 1977.

Jeffrey M. Ulness                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Derek Winegard                                                Vice President                                         Vice President:
41                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Winegard  joined us in 1999. He previously held the position of Senior Vice
President with Trust Consultants, Inc. since 1991.

Brett M. Winson                                               Senior Vice President and                       Senior Vice President,
44                                                            Director (since March 2000)          Intellectual Resource Development
                                                                                                              American Skandia, Inc.

Mr. Winson  joined us in 1998.  He  previously  held the position of Senior Vice
President with Sakura Bank, Ltd. since 1990.


Item 26.  Persons  Controlled  by or Under Common  Control with the Depositor or
Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the Depositor by American Skandia Investment Holding Corporation:


         (1) American Skandia Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware. Its primary purpose is to provide various types of business services to American Skandia, Inc., formerly known as American Skandia Investment Holding Corporation, and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.


         (2) American Skandia Marketing, Incorporated ("ASM, Inc."): The organization is a general business corporation organized in the State of Delaware. It was formed primarily for the purpose of acting as a broker-dealer in securities. It acts as the principal "underwriter" of annuity contracts deemed to be securities, as required by the Securities and Exchange Commission, which insurance policies are to be issued by American Skandia Life Assurance Corporation. It provides securities law supervisory services in relation to the marketing of those products of American Skandia Life Assurance Corporation registered as securities. It also may provide such services in relation to marketing of certain public mutual funds. It also has the power to carry on a general financial, securities, distribution, advisory, or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):
                  The organization is a general business corporation organized in the state of Connecticut. The organization is authorized to provide investment service and investment management advice in connection with the purchasing, selling, holding or exchanging of securities or other assets to insurance companies, insurance-related companies, mutual funds or business trusts. It's primary role is expected to be as investment manager for certain mutual funds to be made available primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4) Skandia Vida: This subsidiary of American Skandia Life Assurance Corporation was organized in March, 1995, and began operations in July, 1995. It offers investment oriented life insurance designed for long-term savings products through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:  Not applicable - new registrant.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonable entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of American Skandia Life Assurance Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.


Directors and officers of ASLAC and ASM, Inc. can also be indemnified pursuant to indemnity agreements between each director and officer and American Skandia, Inc., a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.


The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers liability insurance policy issued by an unaffiliated insurance company to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse ASLAC or ASM, Inc., as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

     (a) At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

     (b)  Directors and officers of ASM, Inc.


Name and Principal Business Address                                             Position and Offices with Underwriter

Patricia J. Abram                                                               Senior Vice President and National
American Skandia Life Assurance Corporation                                     Sales Manager, Variable Life
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly Anderson                                                               Vice President, National Sales
American Skandia Life Assurance Corporation                                     Manager/Qualified Plans
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Gordon C. Boronow                                                               Deputy Chief Executive Officer
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jan R. Carendi                                                                  Chairman of the Board
American Skandia Life Assurance Corporation                                     of Directors and
One Corporate Drive, P.O. Box 883                                               Chief Executive Officer
Shelton, Connecticut  06484-0883

Y.K. Chan                                                                       Senior Vice President and
American Skandia Life Assurance Corporation                                     Chief Information Officer
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President, Mutual Funds
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Deputy Chief
American Skandia Life Assurance Corporation                                     Executive Officer and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883





Ian Kennedy                                                                     Senior Vice President,
American Skandia Life Assurance Corporation                                     Customer Service
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

T. Richard Kennedy                                                              General Counsel
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

N. David Kuperstock                                                             Vice President, Product Development
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Eileen S. McCann                                                                Vice President,
American Skandia Life Assurance Corporation                                     Key Accounts Marketing
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

David R. Monroe                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     Treasurer and
One Corporate Drive, P.O. Box 883                                               Corporate Controller
Shelton, Connecticut  06484-0883

Michael A. Murray                                                               Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager/
One Corporate Drive, P.O. Box 883                                               American Skandia Advisor Funds
Shelton, Connecticut  06484-0883

Brian O'Connor                                                                  Vice President, National Sales
American Skandia Life Assurance Corporation                                     Manager, Internal Wholesaling
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Pritchard                                                           Vice President,
American Skandia Life Assurance Corporation                                     National Key Accounts/
One Corporate Drive, P.O. Box 883                                               Financial Institutions
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Executive Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Anders O. Soderstrom                                                            Executive Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Key Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Christian A. Thwaites                                                           Senior Vice President,
American Skandia Life Assurance Corporation                                     National Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Mary Toumpas                                                                    Vice President and
American Skandia Life Assurance Corporation                                     Compliance Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Deborah G. Ullman                                                               Senior Vice President and
American Skandia Life Assurance Corporation                                     Chief Operating Officer,
One Corporate Drive, P.O. Box 883                                               Finance and Business Operations
Shelton, Connecticut  06484-0883                                                and Director


Item 30. Location of Accounts and Records: Accounts and records are maintained by ASLAC at its principal office in Shelton, Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) American Skandia Life Assurance Corporation ("Depositor") hereby represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

(e) With respect to the restrictions on withdrawals for Texas Optional Retirement Programs and Section 403(b) plans, we are relying upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the code, the requirements of which have been complied with by us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by us.

                                    EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable. The exhibits included are as follows:

No.  4 (a)   Copy of the Form of Annuity Contract

No.  9       Opinion and Consent of Counsel

No. 10       Consent of Ernst & Young LLP




                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the Town of Shelton and State of Connecticut, on this 28th day of April 28, 2000.

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 7 SUB-ACCOUNTS)
                                   Registrant

                 By: American Skandia Life Assurance Corporation

By:/s/ Kathleen A. Chapman                        Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    Depositor

By:/s/ Kathleen A. Chapman                       Attest:/s/  Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                            Title                                       Date
                                              (Principal Executive Officer)

           Jan R. Carendi*                  Chief Executive Officer,                 April 28, 2000
           Jan R. Carendi                   Chairman of the Board and Director

                                              (Principal Financial Officer)


       /s/ Thomas M. Mazzaferro                Executive Vice President and          April 28, 2000
             Thomas M. Mazzaferro              Chief Financial Officer

                                             (Principal Accounting Officer)

       /s/ David R. Monroe                Senior Vice President, Treasurer           April 28, 2000
            David R. Monroe                     and  Controller

                                                         (Board of Directors)


          Jan. R. Carendi*                  Gordon C. Boronow*                         Malcolm M. Campbell*
           Jan. R. Carendi                   Gordon C. Boronow                          Malcolm M. Campbell

         Henrik Danckwardt*                  Amanda C. Sutyak*                            Wade A. Dokken*
          Henrik Danckwardt                  Amanda C. Sutyak                             Wade A. Dokken

       Thomas M. Mazzaferro*                Gunnar Moberg*                            Bayard F. Tracy*
        Thomas M. Mazzaferro                   Gunnar Moberg                              Bayard F. Tracy

       Anders Soderstrom*                   C. Ake Svensson*                          Lincoln R. Collins*
        Anders Soderstrom                     C. Ake Svensson                           Lincoln R. Collins

       T. Richard Kennedy**                  Brett M. Winson**
       T. Richard Kennedy                    Brett M. Winson

                        */**By: /s/Kathleen A. Chapman
                                   Kathleen A. Chapman


               *Pursuant to Powers of Attorney filed with Initial
                      Registration Statement No. 333-38119.
    **Pursuant to Power of Attorney filed with Post-Effective Amendment No. 4 to Registration Statement No. 333-25733